UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 7, 2024
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the First Quarter 2024 Report of UBS AG,

which appears immediately following this
page.

UBS AG
First quarter

2024 report

Corporate calendar UBS AG
Information about future publication dates is available

at
ubs.com/global/en/investor-relations/events/calendar.html
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Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2024. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS AG
4
Recent developments
6
UBS AG consolidated performance
2.
Business divisions and

Group Items
12
Global Wealth Management
14
Personal & Corporate Banking
16
Asset Management
17
Investment Bank
19
Non-core and Legacy
19
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
21
Risk management and control
26
Capital management
34
Liquidity and funding management
35
Balance sheet and off-balance sheet
4.
Consolidated

financial statements
39
UBS AG interim consolidated financial
statements (unaudited)
Appendix
69
Alternative performance measures
73
Abbreviations frequently used in
our financial reports
75
Information sources
76
Cautionary statement

UBS AG first quarter 2024 report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group” and

“the Group”
UBS Group AG and its consolidated subsidiaries
“UBS AG,” “UBS

AG consolidated,” “we,” “us”

and “our”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG and other small former Credit Suisse Group

entities now
directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in other applicable regulations. A number of APMs are reported in UBS’s external reports
(annual, quarterly and

other reports). APMs

are used to provide

a more complete

picture of operating

performance
and to reflect

management’s view of

the fundamental

drivers of the

business results.

A definition of

each APM, the
method used to calculate

it and the information

content are presented

under “Alternative performance

measures”
in the

appendix to

this report.

These APMs

may qualify

as non-GAAP

measures as

defined by

US Securities

and
Exchange Commission (SEC) regulations.

UBS AG first quarter 2024 report

UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended

USD m, except where indicated 31.3.24 31.12.23 31.3.23
Results
Total revenues

9,108

8,014

8,844
Credit loss expense / (release)

52

62

38
Operating expenses

7,677

7,618

7,350
Operating profit / (loss) before tax

1,379

333

1,456
Net profit / (loss) attributable to shareholders

1,006

235

1,004
Profitability and growth
1
Return on equity (%)

7.3

1.7

7.0
Return on tangible equity (%)

8.2

2.0

7.8
Return on common equity tier 1 capital (%)

9.1

2.1

9.4
Return on leverage ratio denominator, gross (%)

3.3

3.0

3.5
Cost / income ratio (%)

84.3

95.1

83.1
Net profit growth (%)

0.2

(84.5)

(49.9)
Resources
Total assets

1,116,806

1,156,016

1,056,758
Equity attributable to shareholders

55,046

55,234

58,386
Common equity tier 1 capital
2

43,863

44,130

42,801
Risk-weighted assets
2

328,732

333,979

321,224
Common equity tier 1 capital ratio (%)
2

13.3

13.2

13.3
Going concern capital ratio (%)
2

17.7

17.0

17.2
Total loss-absorbing capacity ratio (%)
2

34.3

33.3

33.5
Leverage ratio denominator
2

1,078,591

1,104,408

1,018,023
Common equity tier 1 leverage ratio (%)
2

4.1

4.0

4.2
Liquidity coverage ratio (%)
3

191.4

189.7
Net stable funding ratio (%)

121.6

119.6
Other
Invested assets (USD bn)
1,4,5

4,672

4,505

4,184
Personnel (full-time equivalents)

47,635

47,590

48,105
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Based on the Swiss systemically

relevant bank framework as of

1 January 2020. Refer to
the “Capital management” section of this report for more information.

3 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 61 data points in the first quarter of 2024 and 63 data points in the fourth quarter of 2023. Refer to the “Liquidity and funding management” section of this report for more information.

4 Consists of invested assets for Global Wealth
Management, Asset Management and Personal & Corporate Banking. Refer to “Note 31 Invested

assets and net new money” in the “Consolidated financial statements” section of the UBS AG Annual Report

2023,
available under “Annual reporting” at ubs.com/investors, for more information.

5 Starting with the second quarter of 2023, invested assets include invested assets from associates in the Asset Management business division, to better reflect the business strategy. Comparative figures have been restated to reflect this change.

UBS AG first quarter 2024 report |
UBS AG | Recent developments

UBS AG
Management report
Recent developments
Integration of Credit Suisse
We expect to

complete the

merger of UBS

AG and Credit

Suisse AG on

31 May 2024,

following operational

testing
and subject to remaining regulatory approvals. The transition to a single US intermediate holding company is also
planned for

the second

quarter of

2024 and

the merger of

Credit Suisse

(Schweiz) AG and

UBS Switzerland

AG
continues to be planned for the third quarter of 2024.

Completing the mergers of our significant legal entities

is a
critical step

in enabling

us to

unlock the

next phase

of the

cost, capital,

funding and

tax benefits

we expect

to
realize in the second half of 2024 and by

the end of 2025 and into 2026.
›
Refer to the “Recent developments” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors , for more information about the integration of Credit Suisse
Regulatory and legal developments
Swiss Federal Council releases its report on systemically

important banks
In April

2024, the

Swiss Federal

Council released

its report

on banking

stability that

evaluates the

regulation of
systemically important banks.

The report

includes a

comprehensive review

of the

acquisition of the

Credit Suisse
Group

and

concludes

that

the

existing

Swiss

too-big-to-fail

(TBTF)

regime

must

be

further

developed

and
strengthened. The

Swiss Federal

Council proposes

to introduce

a broad

package of

measures, focused

on three
areas: strengthening prevention, strengthening liquidity and expanding the crisis toolkit.

Preventive measures include

proposals to strengthen

the capital base,

to improve resolvability

and tighten capital
requirements

for

global

systemically

important

banks

(G-SIBs),

including

the

introduction

of

forward-looking
elements for institution-specific

Pillar 2 capital surcharges and increased capital adequacy

requirements for foreign
participations. The Swiss

Federal Council also

recommended preventive measures

related to corporate governance,
such as a senior management regime and stricter regulations regarding bonuses. To strengthen liquidity,

the Swiss
Federal Council intends to significantly expand the potential for the

Swiss National Bank to provide more liquidity
in a

crisis. Furthermore,

the Swiss

Federal Council

reiterated its

support for

the introduction

of a

public liquidity
backstop. To expand

the crisis toolkit,

the Swiss Federal

Council proposed measures

that aim to minimize

legal risks
associated with the execution of resolution

measures.

In the first half

of 2025, the Swiss

Federal Council is expected

to present two

packages to implement

the proposed
measures:

one

with

changes

at

the

ordinance

level,

which

can

be

adopted

by

the

Swiss

Federal

Council,

and
another,

which

will

be

submitted

to

the

Parliament,

with

proposed

legislative

amendments.

The

Swiss

Federal
Council has

stated that

when drafting

these two

packages it

will take

into account

the findings

of the

Parliamentary
Investigation Committee concerning

the role of the Swiss authorities

in the rescue of the Credit Suisse

Group. Due
to the broad range of possible outcomes, the impact of the proposals on UBS can be fully assessed only when the implementation details become clearer.

FINMA publishes ordinances with implementing

provisions for the revised Swiss Capital Adequacy

Ordinance
In

March

2024,

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

published

five

new

ordinances

to
implement

the

final

Basel III

standards

in

Switzerland,

replacing

various

existing

FINMA

circulars,

including
ordinances on operational

risks and market

risks. The ordinances

contain the implementing

provisions for the

Swiss
Federal

Council’s

revised

Capital

Adequacy

Ordinance

for

banks

(the

CAO)

and

they

will

enter

into

force

on
1 January 2025.

UBS AG first quarter 2024 report |
UBS AG | Recent developments

Shortening the securities settlement cycle to

T+1
In the US,

a shortened

T+1 settlement cycle

will apply to

securities transactions

beginning on

28 May 2024. In

April
2024, the UK

Accelerated Settlement Taskforce

issued a report

proposing a phased

approach to the

adoption of
T+1 settlement

and the

establishing of

a technical

working group

to review the

operational and

behavioral changes
required for a T+1 settlement cycle.

Recommendations for changes

are planned to be made by

the end of 2025 to
enable

the

market

to

prepare,

with

the

move

to

T+1

expected

to

take

place before

the

end

of

2027.

The

UK
government has accepted the recommendations and confirmed it will work with the

EU and Switzerland to see if
similar timeframes will be pursued and, therefore, if alignment is possible.

New Retirement Security Rule adopted for

US retirement and pension accounts
In April 2024,

the US

Department of

Labor (the

DOL) adopted

a new Retirement

Security Rule,

related amendments
to existing

rules governing

transactions between

covered plans

and parties

in interest,

and amendments

to the
“qualified professional asset manager” transaction exemption. The Retirement Security

Rule expands the scope of
transactions

subject

to

requirements

of

the

Employment

Retirement

Income

Security

Act

by

expanding

the
relationships

and

advice

that

create

a

fiduciary

relationship

between

an

investment

professional

and

a

plan

or
beneficiary, particularly in relation to

individual retirement accounts

(IRAs). The amendments

to existing transaction
exemptions generally

limit or

prohibit the

use of

those exemptions

for transactions

involving IRAs,

with the

intention
of

requiring

transactions

involving

IRAs

to

rely

upon

an

exemption

(PTE

2020-2)

imposing

specific

impartiality,
conflict-of-interest and compliance requirements. Global Wealth Management US treats established IRA accounts
as fiduciary

relationships in

accordance with

PTE 2020-2.

We are assessing

the effect

of the

changes on

our business
with IRA accounts.

In connection with the

adoption of the

Retirement Security Rule,

the DOL also amended

PTE 2020-2 to expand

the
scope of

affiliated persons

for which

a criminal

conviction or

determinations of

misconduct disqualify

an investment
professional from using the exemption and to add a

one-year transition period for a newly disqualified investment professional

to

transition

the

related

business.

The

amendments

to

the

qualified

professional

asset

manager
exemption also expand the scope of

events that may trigger disqualification and add

a similar one-year transition
provision. In each case, the DOL retains the

ability to grant an individual exemption

from the disqualification.
The Swiss National Bank will raise the minimum

reserve requirement for banks
In April 2024, the Swiss National Bank

(the SNB) announced that it will raise

the minimum reserve requirement for
domestic banks from 2.5%

to 4%, and it

will therefore amend the

National Bank Ordinance as

of 1 July 2024. The
SNB further announced

that liabilities arising

from cancelable customer

deposits (excluding

tied pension provisions)
will be included in

full in the

calculation of the

minimum reserve requirement, as

is the case

with the other relevant
liabilities.

This

revokes

the

previous

exception

under

which

only

20%

of

these

liabilities

counted

toward

the
calculation. Based

on preliminary

internal assessments, UBS

expects a

negative impact

of USD 70m

to USD 80m
per annum on net interest income to result from these changes.
Other developments
Credit Suisse’s wealth management business

in Japan
In

April

2024,

UBS AG

and

Sumitomo

Mitsui

Trust

Holdings,

Inc.

(SuMi

TRUST

Holdings)

announced

that

their
wealth management

entity, UBS SuMi TRUST

Wealth Management

Co., Ltd.

(UBS SuMi),

will acquire

Credit Suisse’s
wealth management business in Japan, including all

of Credit Suisse’s client

advisors and the assets they manage
in Japan. Following completion,

UBS AG and SuMi TRUST

Holdings will rebalance their

investments in UBS

SuMi to
maintain the

current ownership

structure (UBS

AG 51%

/ SuMi

TRUST Holdings

49%). UBS AG

will continue

to
consolidate the entity.

The transaction is expected to close in the fourth quarter of 2024 and it is not expected to
have a material effect on the common equity tier 1 capital

of UBS AG.

UBS AG first quarter 2024 report |
UBS AG | UBS AG consolidated performance

UBS AG consolidated performance
Income statement
For the quarter ended % change from
USD m 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Net interest income

806

888

1,388

(9)

(42)
Other net income from financial instruments measured

at fair value through profit or loss

2,945

2,458

2,673

20

10
Net fee and commission income

5,148

4,726

4,628

9

11
Other income

209

(58)

155

34
Total revenues

9,108

8,014

8,844

14

3
Credit loss expense / (release)

52

62

38

(17)

35
Personnel expenses

4,161

3,958

3,898

5

7
General and administrative expenses

2,985

3,108

2,983

(4)

0
Depreciation, amortization and impairment of non-financial

assets

531

553

469

(4)

13
Operating expenses

7,677

7,618

7,350

1

4
Operating profit / (loss) before tax

1,379

333

1,456

314

(5)
Tax expense / (benefit)

366

91

445

303

(18)
Net profit / (loss)

1,014

242

1,012

318

0
Net profit / (loss) attributable to non-controlling interests

8

7

8

9

0
Net profit / (loss) attributable to shareholders

1,006

235

1,004

328

0
Comprehensive income
Total comprehensive income

(169)

2,375

1,804
Total comprehensive income attributable to non-controlling interests

(4)

19

13
Total comprehensive income attributable to shareholders

(166)

2,355

1,791
Integration-related expenses by business division and Group Items
For the quarter ended
USD m 31.3.24 31.12.23
Global Wealth Management

228

266
Personal & Corporate Banking

84

66
Asset Management

35

29
Investment Bank

114

151
Non-core and Legacy

61

110
Group Items

1

1
Total integration-related expenses

523

624
Results: 1Q24 vs 1Q23
Operating profit

before

tax decreased

by USD 77m,

or 5%,

to USD 1,379m,

reflecting an

increase in

operating
expenses, partly

offset by

an increase

in total

revenues. Operating

expenses increased

by USD 327m,

or 4%,

to
USD 7,677m

and

included

total

integration-related

expenses

of

USD 523m.

Personnel

expenses

increased

by
USD 263m, or 7%, and depreciation, amortization and

impairment of non-financial assets increased by USD 62m.
Total

revenues increased

by USD 264m,

or 3%,

to USD 9,108m,

reflecting a

USD 520m increase

in net

fee and
commission income, which was partly offset by a USD 310m decrease in combined net interest income and other
net income

from financial

instruments measured

at fair

value through

profit or

loss. Other

income increased

by
USD 54m, or 34%. Net credit loss expenses were USD 52m, compared with USD 38m in the prior-year quarter.
Integration-related expenses primarily included higher personnel expenses, which were mainly due to salaries and variable compensation,

related to

the

integration of

Credit

Suisse,

higher consulting

fees in

general and

higher
administrative

expenses,

as

well

as

accelerated

depreciation

of

properties

and

leasehold

improvements

in
depreciation, amortization and impairment

of non-financial assets.

UBS AG first quarter 2024 report |
UBS AG | UBS AG consolidated performance

Integration-related expenses

are defined

as expenses

that are

temporary, incremental

and directly

related to

the
integration of

Credit Suisse

into UBS,

including costs

of internal

staff and

contractors substantially

dedicated to
integration activities, retention

awards, redundancy costs,

incremental expenses from

the shortening of useful

lives
of property,

equipment and

software, and

impairment charges

relating to these

assets. Classification

as integration-
related expenses does

not affect the

timing of recognition

and measurement

of those expenses

or the presentation
thereof in the income statement.
Total revenues: 1Q24 vs 1Q23
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss decreased by USD 310m to USD 3,751m, mainly driven by decreases in

Global Wealth Management
and the Investment Bank, partly offset by an increase

in Personal & Corporate Banking.
Global Wealth

Management decreased by

USD 241m to

USD 1,558m, largely

due to

lower net

interest income,
mainly driven

by lower

deposit margins, including

the effects

of shifts

to lower-margin products,

partly offset by
higher rates and deposit volumes.
The Investment

Bank decreased

by USD 115m

to USD 1,557m. Derivatives

& Solutions

decreased by USD 169m,
driven by

Rates, due

to lower

levels of

both volatility

and client

activity. This

was partly

offset by

a USD 48m

increase
in Global Banking, mainly from higher revenues

in Leveraged Capital Markets.
Personal

&

Corporate Banking

increased by

USD 71m to

USD 904m, largely

due

to

higher net

interest income,
mainly driven by higher

deposit margins, resulting

from higher interest rates,

partly offset by shifts

to lower-margin
deposit products.
›
Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from
USD m 31.3.24 31.12.23
1
31.3.23
1
4Q23 1Q23
Net interest income from financial instruments measured

at amortized cost and fair value through other
comprehensive income

188

347

962

(46)

(80)
Net interest income from financial instruments measured

at fair value through profit or loss and other

618

541

426

14

45
Other net income from financial instruments measured

at fair value through profit or loss

2,945

2,458

2,673

20

10
Total

3,751

3,346

4,061

12

(8)
Global Wealth Management

1,558

1,440

1,799

8

(13)
of which: net interest income

1,204

1,153

1,488

4

(19)
of which: transaction-based income from foreign exchange and other intermediary activity
2

354

287

312

23

14
Personal & Corporate Banking

904

887

833

2

9
of which: net interest income

772

761

704

1

10
of which: transaction-based income from foreign exchange and other intermediary activity
2

132

126

129

5

3
Asset Management

(12)

(6)

(5)

99

120
Investment Bank
3

1,557

990

1,672

57

(7)
Global Banking

123

109

75

13

65
Global Markets

1,434

879

1,597

63

(10)
Non-core and Legacy

18

(32)

18

4
Group Items

(275)

67

(255)

8
1 Comparative-period information has been

restated for changes in business

division perimeters, Group Treasury

allocations and Non-core and Legacy

cost allocations. Refer to

“Note 2 Segment reporting” in the
“Consolidated financial statements”

section of this

report for more

information. Comparatives may

additionally differ due

to adjustments following

organizational changes,

restatements due to

the retrospective
adoption of new

accounting standards or

changes in accounting

policies, and

events after the

reporting period.

2 Mainly includes

spread-related income in

connection with client-driven

transactions, foreign-
currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss.
The amounts reported on this line are

one component of Transaction

-based income in the management discussion and analysis

in the “Global Wealth Management” and “Personal

& Corporate Banking” sections
of this report.

3 Investment Bank information is provided at the business-line level rather than by financial statement reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.
Net fee and commission income
Net fee and commission income increased by USD 520m

to USD 5,148m.
Portfolio

management

and

related

services

and

investment

fund

fees

increased

by

USD 246m

and

USD 23m,
respectively,

driven by Global

Wealth Management and Asset

Management,

respectively, mainly reflecting higher
invested assets resulting from positive market

performance.
Net brokerage fees increased

by USD 124m to USD 956m,

predominantly due to

higher revenues in Global

Wealth
Management,

reflecting higher levels of client activity, particularly in the Americas and Asia Pacific regions, as well
as in Execution Services in the Investment Bank,

due to increases in Cash Equities across all

regions.

UBS AG first quarter 2024 report |
UBS AG | UBS AG consolidated performance

Underwriting

fees

increased

by

USD 75m

to

USD 224m,

largely

attributable

to

a

USD 64m

increase

in

debt
underwriting fees in Global Banking in the

Investment Bank.
M&A and corporate finance fees increased by

USD 56m to USD 234m, mainly due to

higher advisory fee revenues
across Global Banking.

›
Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other income was

USD 209m, compared with

USD 155m in the

prior-year quarter. The increase was largely due

to
a

USD 51m

increase

in

shared

services

costs

charged to

other

subsidiaries of

UBS

Group AG,

mainly related

to
secondments revenues received from Credit Suisse entities.

›
Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / release: 1Q24 vs

1Q23
Total net credit loss expenses

were USD 52m, compared with

net credit loss expenses

of USD 38m in the prior-year
quarter, reflecting net credit loss

expenses of USD 1m related

to stage 1 and 2

positions and USD 51m related to
stage 3 positions.
›
Refer to “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Non-core and
Legacy
Group

Items Total
For the quarter ended 31.3.24
Stages 1 and 2

2

(12)

0

10

0

1

1
Stage 3

7

22

0

22

0

0

51
Total credit loss expense / (release)

9

10

0

32

0

1

52
For the quarter ended 31.12.23
Stages 1 and 2

(7)

(7)

0

1

0

0

(14)
Stage 3

3

31

0

41

1

0

76
Total credit loss expense / (release)

(4)

24

0

42

1

0

62
For the quarter ended 31.3.23
Stages 1 and 2

15

15

0

(5)

0

0

26
Stage 3

0

0

0

12

0

0

12
Total credit loss expense / (release)

15

16

0

7

0

0

38
Operating expenses: 1Q24 vs 1Q23
Operating expenses
For the quarter ended % change from
USD m 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Personnel expenses

4,161

3,958

3,898

5

7
of which: salaries and variable compensation

3,621

3,416

3,356

6

8
of which: variable compensation – financial advisors

1

1,267

1,176

1,111

8

14
General and administrative expenses

2,985

3,108

2,983

(4)

0
of which: net expenses for litigation, regulatory and similar matters

8

32

721

(75)

(99)
of which: other general and administrative expenses

2,977

3,076

2,262

(3)

32
Depreciation, amortization and impairment of non-financial

assets

531

553

469

(4)

13
Total operating expenses

7,677

7,618

7,350

1

4
1 Consists of cash and deferred compensation awards and

is based on compensable revenues and firm tenure

using a formulaic approach. Also includes expenses related

to compensation commitments with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses

increased

by

USD 263m to

USD 4,161m and

included integration-related

expenses. Salaries
and variable

compensation

increased by

USD 265m to

USD 3,621m, due

to a

USD 156m

increase in

financial advisor
compensation

(which

reflected

higher

compensable

revenues),

as

well

as

higher

variable

compensation,

salary
adjustments and foreign currency effects.

›
Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

UBS AG first quarter 2024 report |
UBS AG | UBS AG consolidated performance

General and administrative expenses
General and

administrative expenses

increased by

USD 2m to

USD 2,985m,

which included

total integration-related
expenses. Shared

services costs

charged by

other subsidiaries

of UBS

Group AG increased

by USD 548m,

mainly
reflecting

USD 234m

secondment

costs

for

staff

from

Credit

Suisse

entities.

Consulting,

legal

and

audit

fees
increased

by

USD 92m,

with such

increase

mainly

related

to

an

increase

in

integration-related

expenses. These
increases were largely offset

due to the prior-year quarter

including an expense

for provisions of

USD 665m related
to the US RMBS litigation matter.

We believe that the industry continues to operate in an environment in which expenses associated with litigation,
regulatory and similar matters will remain elevated

for the foreseeable future, and we continue

to be exposed to a
number

of

significant

claims

and

regulatory

matters.

The

outcome

of

many

of

these

matters,

the

timing

of

a
resolution, and the

potential effects

of resolutions on

our future business,

financial results

or financial condition

are
extremely difficult to predict.
›
Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters on a UBS AG consolidated basis
Depreciation, amortization and impairment of

non-financial assets
Depreciation,

amortization

and

impairment

of

non-financial

assets

increased

by

USD 62m

to

USD 531m

which
included total

integration-related expenses,

mainly attributable

to accelerated

depreciation of

right-of-use assets
associated with real estate leases. Depreciation of internally developed software also increased, reflecting a higher
level

of

capitalized

costs,

partly

offset

by

lower

non-integration-related accelerated

depreciation

of

right-of-use
assets associated with real estate leases.
Tax: 1Q24 vs 1Q23
UBS AG had a net income tax expense

of USD 366m in the first quarter

of 2024, representing an effective

tax rate
of 26.5%, compared with USD 445m in the

prior-year quarter, representing an effective

tax rate of 30.5%.

The net current

tax expense

was USD 438m, compared

with USD 481m, and

primarily related to

the taxable profits
of UBS Switzerland AG and other entities.

There was a net deferred

tax benefit of USD 72m,

compared with USD 37m in

the prior-year quarter. This

included
an increase

in deferred

tax asset

recognition of

USD 122m in

respect of

UBS AG’s US

branch, which

was partly
offset by a net

expense of USD 50m

that mainly related

to the amortization

of deferred tax

assets (DTAs) previously
recognized in relation to tax losses carried

forward and deductible temporary differences.

UBS AG’s effective tax rate for the

remaining nine months of 2024 may be

higher than its structural rate of

23%
if, following its merger with

Credit Suisse AG, its net

profit includes operating losses of certain

entities, reflecting
integration-related expenses and restructuring costs, that do not result in any tax benefits because they cannot be
offset with profits of other group entities and do

not result in any DTA recognition. However, its effective tax rate is expected to decrease toward

the structural rate in subsequent

years, as such losses decrease,

and the amount of
that impact will depend on the amount of those

losses.

UBS AG first quarter 2024 report |
UBS AG | UBS AG consolidated performance

Total comprehensive income attributable

to shareholders
In

the

first

quarter of

2024,

total

comprehensive income

attributable to

shareholders

was

negative USD 166m,
reflecting net profit of USD 1,006m and other comprehensive income

(OCI), net of tax, of negative USD 1,171m.
Foreign currency

translation OCI

was negative

USD 744m, mainly resulting

from a

weakening of

the Swiss

franc
and the euro against the US dollar.

OCI

related

to

cash

flow

hedges

was

negative

USD 467m, mainly

reflecting

net

unrealized

losses

on

US

dollar
hedging derivatives resulting from

increases in the relevant

US dollar long-term interest

rates, partly offset by

net
losses on hedging instruments that were reclassified

from OCI to the income statement.
Defined benefit

plan OCI

was USD 28m,

reflecting net

pre-tax OCI

related to

our non-Swiss

plans of

USD 46m,
mainly driven by the UK pension

plan, partly offset by negative

pre-tax OCI in our Swiss pension

plan of USD 11m.

›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the UBS AG
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value

›
Refer to “Note 26 Post-employment benefit plans” in the “Consolidated financial statements” section of the
UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about
OCI related to defined benefit plans
Sensitivity to interest rate movements
As of

31 March

2024, we

estimated that

a parallel

shift in

yield curves

by +100

basis points

could lead

to a

combined
increase in annual

net interest income

from our banking

book of approximately USD

1.0bn in

the first year

after
such a shift. Of

this increase, approximately USD 0.6bn, USD

0.2bn and USD 0.1bn would result

from changes in
Swiss franc, US dollar and

euro interest rates, respectively.

A parallel shift in yield

curves by –100 basis points

could
lead to a combined decrease in annual net interest income of approximately USD 0.9bn in the first year after such a shift, showing similar currency contributions

as for the aforementioned increase in rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies and relative

to implied forward

rates as of 31

March 2024 applied

to our banking book.

These estimates
further assume no

change to balance

sheet size

and product

mix, stable

foreign exchange rates,

and no

specific
management action. These estimates do not

represent a forecast of net interest income

variability.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of UBS AG

consolidated. For

further information

about key

figures
related to capital management, refer to

the “Capital management” section of this

report.

Cost / income ratio: 1Q24 vs 1Q23
The cost

/ income

ratio was 84.3%,

compared with

83.1%, mainly reflecting

an increase

in operating expenses,
partly offset by an increase in total revenues.

Personnel: 1Q24 vs 4Q23
The number of

internal and external personnel

employed was 54,326

(workforce count) as

of 31 March 2024,

a
net increase

of 401

compared with

31 December 2023.

The number

of internal

personnel employed

as of

31 March
2024 was 47,635 (full-time equivalents), a net

increase of 45 compared

with 31 December 2023. The number of
core external

staff was

approximately 6,691

(workforce count)

as of

31 March

2024, a

net increase

of approximately
356 compared with 31 December 2023.

UBS AG first quarter 2024 report |
UBS AG | UBS AG consolidated performance

Equity, CET1 capital and returns
As of or for the quarter ended
USD m, except where indicated 31.3.24 31.12.23 31.3.23
Net profit
Net profit attributable to shareholders

1,006

235

1,004
Equity

Equity attributable to shareholders

55,046

55,234

58,386
Less: goodwill and intangible assets

6,237

6,265

6,272
Tangible equity attributable to shareholders

48,809

48,969

52,113
Less: other CET1 adjustments

4,946

4,839

9,312
CET1 capital

43,863

44,130

42,801
Returns
Return on equity (%)

7.3

1.7

7.0
Return on tangible equity (%)

8.2

2.0

7.8
Return on CET1 capital (%)

9.1

2.1

9.4
Common equity tier 1 capital: 1Q24 vs 4Q23
During the first quarter of 2024,

CET1 capital decreased by USD 0.3bn to

USD 43.9bn, primarily as the operating
profit

before

tax

of

USD 1.4bn

was

more

than

offset

by

negative

effects

from

foreign

currency

translation

of
USD 0.8bn, current tax expenses of USD 0.4bn and

dividend accruals of USD 0.4bn.
Return on common equity tier 1 capital: 1Q24

vs 1Q23
The annualized

return on

CET1 capital

was 9.1%,

compared with

9.4%, driven

by an

increase in

average CET1
capital, partly offset by higher net profit attributable to

shareholders.
Risk-weighted assets: 1Q24 vs 4Q23
During the first

quarter of 2024,

RWA decreased by USD 5.2bn

to USD 328.7bn,

driven by decreases

of USD 7.3bn
resulting from asset size and other movements and USD 6.7bn resulting from currency effects, partly offset by

an
increase of USD 8.8bn from model updates and methodology

changes.
Common equity tier 1 capital ratio: 1Q24 vs 4Q23
The CET1

capital ratio

increased to

13.3% from

13.2%, reflecting

the aforementioned

decrease in

RWA,

partly
offset by the aforementioned decrease in CET1 capital.
Leverage ratio denominator: 1Q24 vs 4Q23
The leverage ratio denominator (the LRD) decreased by USD 25.8bn to USD 1,078.6bn, driven by currency effects of USD 33.2bn,

partly offset by asset size and other movements

of USD 7.4bn.
Common equity tier 1 leverage ratio: 1Q24

vs 4Q23
The CET1 leverage ratio increased to 4.1% from 4.0%,

largely due to the aforementioned decrease in the LRD.

UBS AG first quarter 2024 report |
Business divisions and Group Items

Business divisions and Group
Items
Management report
Our businesses
We report five business divisions in

line with IFRS Accounting Standards: Global Wealth

Management, Personal &
Corporate Banking,

Asset

Management, the

Investment Bank,

and

Non-core

and

Legacy.

Non-core and

Legacy
includes positions and businesses not aligned

with our strategy and policies.

Our Group functions

are support and

control functions that

provide services to

the Group. Virtually

all costs and
revenues incurred

by the

support and

control functions

are allocated

to the

business divisions,

leaving a

residual
amount, mainly

related to

certain Group

funding and

hedging items,

that we

refer to

as Group

Items in

our segment
reporting.
Changes to Group Treasury allocations
Starting with the first quarter of 2024, nearly all Group

Treasury costs that historically were retained and reported
in Group Items

have been allocated

to the

business divisions.

Costs continued

to be retained

in Group

Items include
costs related to hedging and own debt, and deferred

tax asset funding costs.

Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from
USD m, except where indicated 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Results
Net interest income

1,204

1,153

1,488

4

(19)
Recurring net fee income
2

2,693

2,553

2,454

5

10
Transaction-based income
2

986

722

843

36

17
Other income

35

(57)

4

855
Total revenues

4,918

4,371

4,788

13

3
Credit loss expense / (release)

9

(4)

15

(45)
Operating expenses

3,975

4,028

3,578

(1)

11
Business division operating profit / (loss) before tax

935

347

1,195

169

(22)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(21.8)

(66.9)

(6.8)
Cost / income ratio (%)
2

80.8

92.2

74.7
Financial advisor compensation
3

1,267

1,176

1,111

8

14
Invested assets (USD bn)
2

3,302

3,187

2,962

4

12
Loans, gross (USD bn)
4

210.6

218.3

223.8

(4)

(6)
Customer deposits (USD bn)
4

351.2

355.3

330.3

(1)

6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,5

0.3

0.3

0.3
Advisors (full-time equivalents)

8,809

8,838

9,117

0

(3)
1 Comparative figures

have been restated

for changes in

Group Treasury

allocations. Refer

to “Note 2

Segment reporting” in

the “Consolidated

financial statements” section

of this report

for more information.
Comparatives may additionally differ due to adjustments following organizational changes,

restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events
after the reporting period.

2 Refer to “Alternative

performance measures” in the appendix

to this report for

the definition and calculation method.

3 Relates to licensed professionals

with the ability to

provide
investment advice to clients in the Americas. Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. Also includes expenses related to compensation commitments with financial

advisors entered into at

the time of recruitment that

are subject to vesting

requirements. Recruitment loans

to financial advisors were USD

1,726m as of 31

March 2024.

4 Loans and Customer deposits in

this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line

on the balance sheet.

5 Refer to the “Risk management
and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.

UBS AG first quarter 2024 report |
Business divisions and Group Items | Global Wealth

Management

13
Results: 1Q24 vs 1Q23
Profit

before tax

decreased by

USD 260m, or

22%, to

USD 935m, mainly

driven by

higher operating

expenses,
partly offset by higher total revenues.
Total revenues
Total

revenues

increased

by

USD 130m,

or

3%,

to

USD 4,918m,

with

increases

in

recurring

net

fee

income,
transaction-based income and other income, partly

offset by decreases in net interest income.
Net interest

income decreased

by USD 284m,

or 19%,

to USD 1,204m,

mainly driven

by lower

deposit margins,
including the effects of shifts to lower-margin products,

partly offset by higher rates and deposit volumes.

Recurring net

fee income

increased by

USD 239m, or

10%, to

USD 2,693m, primarily

driven by

positive market
performance.
Transaction-based income increased by USD 143m, or 17%, to USD 986m, mainly driven by higher levels of client activity, particularly in the Americas and Asia Pacific

regions.
Other income increased by

USD 31m to USD 35m, largely

reflecting an increase in

shared services costs charged

to
other subsidiaries of UBS Group AG, mainly related

to secondments.
Credit loss expense / release
Net

credit

loss

expenses

were

USD 9m,

primarily

related

to

stage 3

positions,

compared

with

net

expenses

of
USD 15m in the first quarter of 2023.

Operating expenses
Operating

expenses

increased

by

USD 397m,

or

11%,

to

USD 3,975m,

mostly

driven

by

integration-related
expenses associated with the acquisition

of the Credit Suisse Group and higher financial advisor compensation.
Invested assets: 1Q24 vs 4Q23
Invested assets increased

by USD 115bn, or

4%, to USD 3,302bn,

mainly driven by

positive market performance

of
USD 114.4bn and net new asset inflows,

partly offset by negative foreign currency

effects of USD 28.9bn.
Loans: 1Q24 vs 4Q23
Loans decreased by

USD 7.7bn to USD 210.6bn,

mainly driven

by negative foreign

currency effects and

net new
loan outflows of USD 3.1bn.
Customer deposits: 1Q24 vs 4Q23
Customer deposits decreased

by USD 4.1bn to

USD 351.2bn, mainly driven

by negative foreign

currency effects,
partly offset by net new deposit inflows, mainly

into fixed-term deposit products.

UBS AG first quarter 2024 report |
Business divisions and Group Items | Personal

& Corporate Banking

14
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from
CHF m, except where indicated 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Results
Net interest income

681

666

651

2

5
Recurring net fee income
2

221

213

210

4

6
Transaction-based income
2

300

269

309

12

(3)
Other income

14

(147)

10

45
Total revenues

1,217

1,001

1,179

22

3
Credit loss expense / (release)

9

21

14

(56)

(35)
Operating expenses

715

674

614

6

16
Business division operating profit / (loss) before tax

493

306

550

61

(10)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(10.5)

(38.8)

42.1
Cost / income ratio (%)
2

58.8

67.3

52.1
Net interest margin (bps)
2

185

181

181
Fee and trading income for Corporate & Institutional Clients
2

232

192

231

21

1
Investment products for Personal Banking (CHF bn)
2

26.3

24.4

22.7

8

16
Net new investment products for Personal Banking (CHF bn)
2

0.89

(0.09)

0.86
Active Digital Banking clients in Personal Banking (%)
2,3

79.6

78.9

77.2
Active Mobile Banking clients in Personal Banking (%)
2

68.1

66.9

63.1
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2

82.0

81.5

81.3
Loans, gross (CHF bn)

148.5

146.8

144.4

1

3
Customer deposits (CHF bn)

169.6

169.6

166.7

0

2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.9

0.9

0.8
1 Comparative figures

have been restated

for changes in

Group Treasury

allocations. Refer

to “Note 2

Segment reporting” in

the “Consolidated financial

statements” section of

this report for

more information.
Comparatives may additionally differ due to adjustments following organizational changes,

restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events
after the reporting

period.

2 Refer to “Alternative

performance measures” in

the appendix to

this report for

the definition and

calculation method.

3 In the first

quarter of 2024,

89.1% of clients

of Personal
Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).

4 Refer to the “Risk management and control” section
of this report for more information about (credit-)impaired exposures.
Results : 1Q24 vs 1Q23
Profit before tax decreased by CHF 57m, or

10%, to CHF 493m, mainly reflecting

higher total operating expenses,
partly offset by higher total revenues.
Total revenues
Total

revenues increased by CHF 38m, or 3%, to CHF 1,217m,

predominantly reflecting an increase in net interest
income.
Net interest income increased by CHF 30m to CHF 681m, mainly driven by higher deposit margins, resulting from
higher interest rates, partly offset by shifts to

lower-margin deposit products.
Recurring

net

fee

income

increased

by

CHF 11m

to

CHF 221m,

including

higher

revenues

from

custody

and
mandate-based fees.
Transaction-based income

decreased by CHF 9m

to CHF 300m, mainly

driven by lower

credit card fees

from private
clients.
Other income increased

by CHF 4m to

CHF 14m, mainly reflecting

higher revenues related

to our investment

in SIX
Group.
Credit loss expense / release
Net

credit

loss

expenses

were

CHF 9m,

primarily

related

to

stage 3

positions,

compared

with

net

expenses

of
CHF 14m in the first quarter of 2023.
Operating expenses
Operating expenses increased by

CHF 101m, or 16%, to

CHF 715m, mainly driven by

integration-related expenses
associated with the acquisition of the Credit Suisse

Group.

UBS AG first quarter 2024 report |
Business divisions and Group Items | Personal

& Corporate Banking

15
Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from
USD m, except where indicated 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Results
Net interest income

772

761

704

1

10
Recurring net fee income
2

251

244

227

3

10
Transaction-based income
2

340

307

335

11

1
Other income

16

(176)

11

52
Total revenues

1,378

1,136

1,277

21

8
Credit loss expense / (release)

10

24

16

(57)

(35)
Operating expenses

809

771

665

5

22
Business division operating profit / (loss) before tax

558

342

596

63

(6)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(6.3)

(34.8)

41.9
Cost / income ratio (%)
2

58.7

67.8

52.1
Net interest margin (bps)
2

182

181

180
Fee and trading income for Corporate & Institutional Clients
2

263

219

250

20

5
Investment products for Personal Banking (USD bn)
2

29.1

29.0

24.8

1

17
Net new investment products for Personal Banking (USD bn)
2

1.01

(0.11)

0.94
Active Digital Banking clients in Personal Banking (%)
2,3

79.6

78.9

77.2
Active Mobile Banking clients in Personal Banking (%)
2

68.1

66.9

63.1
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2

82.0

81.5

81.3
Loans, gross (USD bn)

164.5

174.4

157.7

(6)

4
Customer deposits (USD bn)

188.0

201.5

182.1

(7)

3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.9

0.9

0.8
1 Comparative figures have

been restated for

changes in Group

Treasury allocations.

Refer to “Note

2 Segment reporting”

in the “Consolidated

financial statements” section

of this report

for more information.
Comparatives may additionally differ due to adjustments following organizational changes,

restatements due to the retrospective adoption of new accounting standards or changes in accounting policies,

and events
after the reporting

period.

2 Refer to “Alternative

performance measures” in

the appendix to

this report for

the definition and

calculation method.

3 In the first

quarter of 2024,

89.1% of clients

of Personal
Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).

4 Refer to the “Risk management and control” section
of this report for more information about (credit-)impaired exposures.

UBS AG first quarter 2024 report |
Business divisions and Group Items | Asset Management

Asset Management
Asset Management
1
As of or for the quarter ended % change from
USD m, except where indicated 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Results
Net management fees
2

487

506

479

(4)

2
Performance fees

22

28

23

(21)

(5)
Net gain from disposals

23
Total revenues

509

558

503

(9)

1
Credit loss expense / (release)

0

0

0
Operating expenses

459

463

408

(1)

12
Business division operating profit / (loss) before tax

50

95

95

(47)

(47)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(46.8)

(21.6)

(46.2)
Cost / income ratio (%)
3

90.1

83.0

81.2
Gross margin on invested assets (bps)
3,4

16

19

18
Information by business line / asset

class
Invested assets (USD bn)
3
Equities

579

539

481

7

20
Fixed Income

337

323

320

4

5
of which: money market

142

131

138

9

3
Multi-asset & Solutions

185

180

161

3

15
Hedge Fund Businesses

55

54

55

3

0
Real Estate & Private Markets

97

102

100

(5)

(2)
Total invested assets excluding associates

1,253

1,199

1,117

5

12
of which: passive strategies

575

540

468

6

23
Associates
5

23

24

24

(1)

(2)
Total invested assets
4

1,276

1,222

1,140

4

12
Information by region
Invested assets (USD bn)
3
Americas

376

350

321

7

17
Asia Pacific
4

155

153

177

1

(12)
EMEA (excluding Switzerland)

334

314

274

6

22
Switzerland

412

405

369

2

12
Total invested assets
4

1,276

1,222

1,140

4

12
Information by channel
Invested assets (USD bn)
3
Third-party institutional

684

659

626

4

9
Third-party wholesale

129

126

123

2

4
UBS’s wealth management businesses

440

414

368

6

20
Associates
5

23

24

24

(1)

(2)
Total invested assets
4

1,276

1,222

1,140

4

12
1 Comparative figures

have been restated

for changes in

Group Treasury

allocations. Refer

to “Note 2

Segment reporting” in

the “Consolidated

financial statements” section

of this report

for more information.
Comparatives may additionally differ due to adjustments following organizational changes,

restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events
after the reporting period.

2 Net management fees include transaction fees, fund administr ation revenues (including net interest and trading income from lending activities and foreign-exchange hedging as part of
the fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments,

funding costs, the negative pass-through impact of third-party performance fees, and other items that are not

Asset Management’s performance

fees.

3 Refer to “Alternative

performance measures” in the appendix

to this report for the definition

and calculation method.

4 Starting with the
second quarter of 2023, invested assets include invested assets from associates, to better reflect the business strategy.

Comparative figures have been restated to reflect this change.

5 The invested assets amounts
reported for associates are prepared in accordance with their local regulatory requirements and practices.

UBS AG first quarter 2024 report |
Business divisions and Group Items | Asset Management

Results: 1Q24 vs 1Q23
Profit before tax decreased by USD 45m, or

47%, to USD 50m, primarily due to higher operating

expenses.
Total revenues
Total

revenues increased by USD 6m, or 1%, to USD 509m, mainly

reflecting higher net management fees.
Net management fees increased by USD 8m, or 2%, to USD 487m, as the first quarter of 2023 included negative
pass-through fees,

with the

corresponding offset

in performance

fees, and

also due

to positive

market performance
and foreign currency effects, partly offset

by continued margin compression.
Performance fees decreased

by USD 1m, or 5%,

to USD 22m, mainly due

to the first quarter

of 2023 including

the
effect of the

aforementioned pass-through

fees, almost

entirely offset by

increases in Hedge

Fund Businesses,

Fixed
Income and Real Estate & Private Markets.
Operating expenses
Operating expenses increased by USD 51m,

or 12%, to USD 459m, mainly

reflecting integration-related expenses,
adverse foreign currency effects, and increases in technology expenses and general and administrative expenses.
Invested assets: 1Q24 vs 4Q23

Invested

assets

increased

by

USD 54bn,

or

4%,

to

USD 1,276bn,

reflecting

positive

market

performance

of
USD 56bn and

positive net

new money

of USD 27bn,

partly offset

by adverse

foreign currency

effects of

USD 30bn.
Excluding money market flows and associates,

net new money was USD 17bn.
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from
USD m, except where indicated 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Results
Advisory

165

167

171

(1)

(3)
Capital Markets

349

321

213

9

63
Global Banking

514

488

384

5

34
Execution Services

458

404

419

13

9
Derivatives & Solutions

873

420

1,018

108

(14)
Financing

542

442

539

23

1
Global Markets

1,874

1,266

1,976

48

(5)
of which: Equities

1,360

975

1,309

40

4
of which: Foreign Exchange, Rates and Credit

514

292

667

76

(23)
Total revenues

2,388

1,754

2,361

36

1
Credit loss expense / (release)

32

42

7

(24)

357
Operating expenses

2,083

2,108

1,883

(1)

11
Business division operating profit / (loss) before tax

272

(396)

471

(42)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(42.2)

(467.6)

(48.1)
Cost / income ratio (%)
2

87.3

120.2

79.8
Average VaR (1-day, 95% confidence, 5 years of historical data)

17

16

12

8

45
1 Comparative figures

have been restated

for changes in

Group Treasury

allocations. Refer

to “Note 2

Segment reporting” in

the “Consolidated financial

statements” section

of this report

for more information.
Comparatives may additionally differ due to adjustments following organizational changes,

restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events
after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

UBS AG first quarter 2024 report |
Business divisions and Group Items | Investment

Bank

18
Results: 1Q24 vs 1Q23
Profit before

tax decreased

by USD 199m,

or 42%,

to USD 272m,

mainly reflecting

higher total

operating expenses.
Total revenues
Total revenues increased by USD 27m, or 1%,

to USD 2,388m, reflecting

higher revenues in Global

Banking, partly
offset by lower revenues in Global Markets.
Global Banking
Global Banking

revenues increased by

USD 130m, or 34%,

to USD 514m,

as higher Capital

Markets revenues

were
partly offset by lower Advisory revenues. The overall global fee pool
1,2
increased 18%.
Advisory

revenues

decreased

by

USD 6m,

or

3%,

to

USD 165m,

mostly

due

to

lower

merger

and

acquisition
transaction revenues, which decreased by USD 8m, or 5%, compared with a 10% decrease in the relevant global
fee pool.
2
Capital Markets revenues increased by

USD 136m, or 63%, to USD 349m,

mainly due to higher Leveraged

Capital
Markets revenues,

which increased

by USD 97m,

or 239%,

Debt

Capital Markets

revenues, which

increased by
USD 37m, or

55%, and

Equity Capital

Markets revenues,

which increased

by USD 31m,

or 57%.

The relevant

global
fee pools
1,2

increased by 58%, 26% and 58%, respectively.
Global Markets
Global Markets revenues decreased by USD 102m, or 5%, to

USD 1,874m, primarily driven by lower Derivatives

&
Solutions revenues, partly offset by higher Execution Services revenues.
Execution Services revenues increased by USD 39m,

or 9%, to USD 458m, due to increases in Cash

Equities across
all regions.
Derivatives & Solutions revenues decreased by

USD 145m, or 14%, to

USD 873m, mostly driven by

Rates, due to
lower levels of both volatility and client activity.
Financing revenues increased by USD 3m, or

1%, to USD 542m.
Equities
Global Markets Equities revenues increased by USD 51m, or

4%, to USD 1,360m.
Foreign Exchange, Rates and Credit
Global Markets

Foreign

Exchange, Rates

and

Credit

revenues

decreased by

USD 153m, or

23%,

to USD 514m,
primarily driven by lower Rates revenues.
Credit loss expense / release
Net credit loss expenses were USD 32m, compared with net expenses of USD 7m in the first quarter of 2023.
Operating expenses
Operating

expenses

increased

by

USD 200m,

or

11%,

to

USD 2,083m,

mainly

driven

by

expenses

relating

to
secondment of

Credit

Suisse employees

and integration-related

expenses associated

with the

acquisition of

the
Credit Suisse Group.
1

UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity Capital

Markets, excluding derivatives;

Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2

Source: Dealogic, as of 29 March 2024.

UBS AG first quarter 2024 report |
Business divisions and Group Items | Non-core

and Legacy

19
Non-core and Legacy
Non-core and Legacy
1
As of or for the quarter ended % change from
USD m 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Results
Total revenues

21

(28)

23

(9)
Credit loss expense / (release)

0

1

0
Operating expenses

138

149

699

(7)

(80)
Operating profit / (loss) before tax

(118)

(178)

(676)

(34)

(83)
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment, which includes Non-core and Legacy Portfolio previously reported within Group Functions. Prior periods have been revised to reflect this presentational change.

Additionally, a small amount of exposure

of pre-integration UBS business divisions was

included in Non-core and Legacy starting with the

third quarter of 2023, as
it was assessed as not strategic in light of the acquisition of the Credit Suisse Group.
Results: 1Q24 vs 1Q23
Loss before tax was USD 118m, compared with

a loss before tax of USD 676m.
Total revenues
Total

revenues decreased by USD 2m, or 9%, to USD 21m, mainly

reflecting lower net interest income.
Operating expenses
Operating

expenses

decreased

by

USD 561m,

or

80%,

to

USD 138m.

The

first

quarter

of

2023

included

a
USD 665m increase in provisions related

to the US residential mortgage-backed securities litigation matter,

which
was settled

in the

third quarter

of 2023.

The first

quarter of

2024 included

integration-related expenses

of USD 61m
and an increase in personnel expenses of USD 46m, driven

by performance-related expenses.
Group Items
Group Items
1,2
As of or for the quarter ended % change from
USD m 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Results
Total revenues

(106)

222

(107)

(1)
Credit loss expense / (release)

1

0

0
Operating expenses

212

100

117

112

81
Operating profit / (loss) before tax

(319)

122

(225)

42
1 Starting with the third quarter of 2023, Group Functions has been renamed

Group Items, and Non-core and Legacy Portfolio,

which was previously reported within Group Functions,

has been included in Non-core
and Legacy,

which represents

a separate

reportable segment.

Prior periods

have been revised

to reflect

these presentational changes.

2 Comparative figures

have been restated

for changes

in Group

Treasury
allocations. Refer to “Note 2

Segment reporting” in the

“Consolidated financial statements” section

of this report for

more information. Comparatives may additionally

differ due to adjustments

following organizational
changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies,

and events after the reporting period.
Results: 1Q24 vs 1Q23
Loss before tax was USD 319m, compared with

a loss of USD 225m.
Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

negative
USD 150m, compared with net negative income of USD 96m. The results across the periods were driven by mark-
to-market effects

on portfolio-level

economic hedges

due to

higher interest

rates and

cross-currency-basis

widening.
In

addition,

the

first

quarter

of

2024

included

higher

shared

services

costs

charged

by

other

subsidiaries

of
UBS Group AG and higher funding costs related

to deferred tax assets.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet

20
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
21
Risk management and control
21
Credit risk
23
Market risk
24
Country risk
25
Non-financial risk
26
Capital management
28
Total

loss-absorbing capacity
31
Risk-weighted assets
32
Leverage ratio denominator
34
Liquidity and funding management
34
Strategy, objectives and governance
34
Liquidity coverage ratio
34
Net stable funding ratio
35
Balance sheet and off-balance sheet
35
Strategy, objectives and governance
35
Balance sheet assets
35
Balance sheet liabilities
36
Equity

Off-balance sheet

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

21
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with the “Risk

management and control”

section of the UBS AG Annual

Report 2023, available under
“Annual reporting” at
ubs.com/investors
.
Credit risk

Overall banking products exposure
Overall banking products exposure decreased by USD 40bn to USD 698bn as of 31 March

2024, mainly driven by
a decrease in

loans and

advances to

customers and

in amounts

due from banks,

reflecting negative

currency effects
and a reduction in lending to Credit Suisse. Balances at

central banks also decreased due to currency effects.
Total net credit loss

expenses were USD 52m, reflecting USD 1m net credit

loss expenses related to stage 1 and

2
positions and USD 51m net credit loss expenses

related to stage 3 positions.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “UBS AG consolidated performance” section and “Note 8 Expected credit loss measurement” in the
“Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank,

mandated loan underwriting

commitments on a

notional basis decreased

by USD 0.1bn to
USD 1.9bn as of 31 March

2024. USD 0.1bn of commitments

had not yet been

distributed as originally

planned as
of 31 March 2024.
Loan underwriting exposures are classified as

held for trading, with fair

values reflecting the market conditions at
the end of the quarter. Credit hedges are

in place to help protect against fair value movements

in the portfolio.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

22
Banking and traded products exposure in our business divisions and Group Items
31.3.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products
1,2
Gross exposure

328,131

262,390

1,351

80,627

3,452

21,975

697,927
of which: loans and advances to customers (on-balance sheet)

205,835

164,543

0

14,907

154

6,404

391,844
of which: guarantees and loan commitments (off-balance sheet)

11,945

27,876

0

17,684

1,600

17,326

76,432
Traded products
2,3
Gross exposure

10,263

764

0

32,055

43,082
of which: over-the-counter derivatives

7,746

747

0

9,200

17,692
of which: securities financing transactions

0

0

0

14,251

14,251
of which: exchange-traded derivatives

2,517

17

0

8,604

11,138
Other credit lines, gross
4

12,733

25,173

0

2,568

0

1,629

42,102
Total credit-impaired exposure, gross

842

1,669

0

466

12

0

2,989
Total allowances and provisions for expected credit losses

221

748

0

257

7

6

1,239
of which: stage 1

72

163

0

61

0

6

303
of which: stage 2

52

140

0

60

0

0

253
of which: stage 3

96

445

0

135

6

0

683
31.12.23
5
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products
1,2
Gross exposure

342,690

275,787

1,331

81,971

3,621

32,179

737,579
of which: loans and advances to customers (on-balance sheet)

213,377

174,425

0

13,657

168

4,941

406,568
of which: guarantees and loan commitments (off-balance sheet)

12,323

28,385

0

15,744

1,728

19,049

77,229
Traded products
2,3
Gross exposure

8,789

952

0

34,712

44,454
of which: over-the-counter derivatives

6,668

938

0

8,124

15,730
of which: securities financing transactions

0

0

0

16,792

16,792
of which: exchange-traded derivatives

2,122

14

0

9,796

11,932
Other credit lines, gross
4

13,438

27,574

0

4,714

0

1,694

47,421
Total credit-impaired exposure, gross

925

1,698

0

331

12

1

2,966
Total allowances and provisions for expected credit losses

224

783

0

225

6

6

1,244
of which: stage 1

74

171

0

57

0

6

308
of which: stage 2

52

165

0

56

0

0

272
of which: stage 3

97

448

0

112

6

0

664

1 IFRS 9 gross exposure for

banking products includes the following

financial instruments in scope of

expected credit loss requirements: balances

at central banks, amounts

due from banks, loans

and advances to
customers, other financial assets at amortized cost, guarantees and irrevocable loan commitments.

2 Internal management view of credit risk, which differs in certain respects from

IFRS Accounting Standards.

3 As
counterparty risk for traded products is

managed at counterparty level, no further

split between exposures in the Investment

Bank, Non-core and Legacy,

and Group Items is provided.

4 Unconditionally revocable
committed credit lines.

5 Comparative figures in this table have been restated for changes in Group Treasury allocations. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of
this report for more information.
Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.3.24 31.12.23 31.3.24 31.12.23
Secured by collateral

203,231

210,243

147,458

157,278
Residential real estate

65,844

67,910

118,208

126,199
Commercial / industrial real estate

4,768

5,045

21,067

22,632
Cash

20,839

24,797

2,521

2,750
Equity and debt instruments

96,316

96,371

2,422

2,626
Other collateral
2

15,464

16,121

3,240

3,071
Subject to guarantees

95

92

2,537

2,706
Uncollateralized and not subject to guarantees

2,509

3,042

14,547

14,441
Total loans and advances to customers, gross

205,835

213,377

164,543

174,425
Allowances

(145)

(147)

(615)

(634)
Total loans and advances to customers, net of allowances

205,691

213,230

163,927

173,791
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

98.7

98.5

89.6

90.2
1 Collateral arrangements generally incorporate a range

of collateral, including cash, securities, real estate and other collateral. UBS AG applies a risk-based approach that generally prioritizes collateral according to
its liquidity profile.

2 Includes

but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, inventory, gold and other commodities.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

23
Market risk
UBS AG

consolidated

continued

to

maintain

generally

low

levels

of

management

value-at-risk

(VaR).

Average
management VaR

(1-day, 95%

confidence level)

increased marginally

to USD 17m

from USD 16m

in the

first quarter
of 2024.

There

were

no

new

VaR

negative

backtesting

exceptions

in

the

first

quarter

of

2024.

The

number

of

negative
backtesting exceptions

within

the

most

recent

250-business-day window

remained at

zero.

The

Swiss

Financial
Market

Supervisory

Authority

(FINMA)

VaR

multiplier

derived

from

backtesting

exceptions

for

market

risk

risk-
weighted assets was unchanged compared

with the prior quarter, at 3.0.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and
Group Items, by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

11

23

13

17

7

17

8

3

3
Non-core and Legacy

1

2

1

1

0

1

1

0

0
Group Items

3

4

4

4

1

3

3

1

0
Diversification effect
2,3

(6)

(6)

(1)

(5)

(4)

(1)

0
Total as of 31.3.24

12

23

13

17

7

18

9

3

3
Total as of 31.12.23

11

24

19

16

9

16

7

2

3
1 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The

minima and maxima for each level may occur

on different days, and, likewise,

the value-at-risk (VaR) for each
business line or risk type, being driven

by the extreme loss tail of the corresponding

distribution of simulated profits and losses

for that business line or risk type,

may well be driven by different days

in the historical
time series, rendering invalid the simple summation of figures to arrive at the aggregate total.

2 The difference between the sum of the standalone VaR for the business divisions and Group Items and the total VaR.

3 As the minima and maxima for different business divisions and Group Items occur on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic

value of

equity (EVE)

sensitivity in

UBS AG’s banking

book to

a parallel

shift in

yield curves

of +1 basis
point

was

negative

USD 28.6m

as

of

31 March

2024,

compared

with

negative

USD 28.1m

as

of

31 December
2023.

This

excludes

the

sensitivity of

USD 5.4m

from

additional

tier 1

(AT1)

capital instruments

(as

per

specific
FINMA requirements) in contrast

to general Basel

Committee on Banking

Supervision (BCBS)

guidance. Exposure in
the banking book of UBS AG increased during the first quarter of 2024, due to interest rate risk hedges of recent
AT1

issuances and

a repositioning

of the

Swiss franc

exposure

in anticipation

of the

subsequent Swiss

National
Bank rate cut in March 2024.
The majority of UBS AG’s interest rate risk in the banking book is a reflection of the net asset duration that it runs to offset its

modeled sensitivity

of net USD 21.7m

(31 December 2023:

USD 22.4m) assigned

to its equity,

goodwill
and

real

estate,

with

the

aim

of

generating

a

stable

net

interest

income

contribution. Of

this,

USD 15.0m and
USD 5.7m

are

attributable

to

the

US

dollar

and

the

Swiss

franc

portfolios,

respectively

(31 December

2023:
USD 15.8m and USD 5.6m, respectively).

In addition to the aforementioned sensitivity, UBS AG calculates the six interest rate shock scenarios prescribed by
FINMA. The “Parallel up”

scenario, assuming all positions

were fair valued,

was the most

severe and would have
resulted

in

a

change

in

EVE

of

negative

USD 5.4bn,

or

9.2%,

of

UBS AG’s

tier 1

capital

(31 December

2023:
negative USD 5.3bn, or 9.3%), which is well below the 15%

threshold as per the BCBS supervisory outlier test for
high levels of interest rate risk in the banking

book.

The immediate effect

on our tier 1

capital in the

“Parallel up” scenario

as of 31 March

2024 would have

been a
decrease of approximately

USD 0.5bn, or 0.8%,

(31 December 2023: USD 0.5bn,

or 0.9%), reflecting the

fact that
the

vast

majority

of

our

banking

book

is

accrual

accounted

or

subject

to

hedge

accounting.

The

“Parallel

up”
scenario would

subsequently have

a

positive effect

on net

interest income,

assuming a

constant balance

sheet.
UBS AG also

applies granular

internal interest

rate shock

scenarios to

its banking

book positions

to monitor

the
book’s specific risk profile.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

24
Interest rate risk – banking book
31.3.24
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.7)

(0.8)

0.0

(23.0)

(0.2)

(28.6)

5.4

(23.3)
Parallel up
2

(672.8)

(155.5)

8.7

(4,491.8)

(50.5)

(5,361.9)

990.6

(4,371.3)
Parallel down
2

749.2

161.5

(21.1)

4,569.8

57.5

5,516.9

(1,144.2)

4,372.7
Steepener
3

(313.2)

(12.2)

(13.0)

(1,159.2)

(20.4)

(1,518.0)

181.6

(1,336.4)
Flattener
4

181.7

(12.6)

13.2

95.7

8.8

286.7

41.7

328.4
Short-term up
5

(84.5)

(57.7)

16.4

(1,732.1)

(13.6)

(1,871.4)

464.9

(1,406.5)
Short-term down
6

87.8

58.5

(16.7)

1,833.2

13.2

1,976.1

(483.0)

1,493.1
31.12.23
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.3)

(0.7)

0.0

(23.1)

0.1

(28.1)

4.8

(23.3)
Parallel up
2

(608.9)

(142.9)

2.2

(4,522.3)

(15.0)

(5,287.0)

888.3

(4,398.7)
Parallel down
2

686.1

150.0

(11.8)

4,593.2

17.1

5,434.5

(1,028.0)

4,406.6
Steepener
3

(335.2)

(16.0)

(13.1)

(973.6)

(23.0)

(1,361.0)

95.9

(1,265.1)
Flattener
4

214.1

(6.8)

12.3

(94.1)

17.5

142.9

104.7

247.6
Short-term up
5

(38.5)

(48.4)

13.4

(1,909.8)

7.1

(1,976.3)

477.4

(1,498.9)
Short-term down
6

42.9

49.8

(14.3)

2,036.8

(10.0)

2,105.3

(498.9)

1,606.4
1 Economic value

of equity.

2 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

3 Short-term rates

decrease and long-term

rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk

UBS AG remains watchful of a range of geopolitical developments and political changes in a number of countries,
as well

as international tensions

arising from

the Russia–Ukraine

war,

conflicts in

the Middle

East and

US–China
trade relations.

UBS AG’s direct

exposure to

Israel is

USD 0.1bn and

our direct

exposure to

Gulf Cooperation

Council
countries is

USD 2.4bn, while

direct exposure

to Egypt

and Jordan

is limited,

and there

is no

direct exposure

to
Lebanon, Iran, Iraq

or Syria. UBS AG’s

direct exposure to

Russia, Belarus and

Ukraine is immaterial, and

potential
second-order impacts, such as European energy security, continue to be monitored.
Inflation has abated to some extent in major Western economies, though there are still concerns regarding future developments, and central banks’

monetary policy is in the

spotlight. The potential for

“higher-for-longer” interest
rates raises the prospect of a global recession.

There are ongoing concerns regarding the property sector

in China.
This combination of factors translates into

a more uncertain and volatile

environment, which increases the risk of
financial market disruption.

UBS AG continues

to monitor

potential trade

policy disputes,

as well

as economic

and political

developments in
addition

to

those

mentioned

above.

We

are

closely

watching

elections

in

a

number

of

key

markets

in

2024.
UBS AG’s exposure to emerging market countries

is 4% of its total country exposure, mainly

in Asia.
›
Refer to the “Risk management and control” section of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors
, for more information

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

25
Non-financial risk
We continue to actively manage the non-financial risks emerging from the acquisition of the Credit Suisse Group, including the

current operation

of dual

corporate structures,

and the

scale, pace

and complexity

of the

required
integration activities.

These activities continue

to be managed

via the program

run by our

Group Integration

Office.
The integration of Credit Suisse requires data

to be migrated into the UBS environment and we

aim to ensure that
we have robust

controls to preserve data

integrity, quality and availability,

to mitigate data migration

risks and to
meet regulatory expectations.

Through this

period of

change, we

place an

increased focus

on maintaining

and enhancing

our control

environment
and continue to cooperate with regulators in relation to the submission and execution of implementation plans to
meet regulatory requirements, including remediation requirements applicable to Credit Suisse

AG. In addition, the
Group is closely monitoring

non-financial risk indicators, to detect

any potential for adverse impacts

on the control
environment.
There is an

increased risk

of cyber-related

operational disruption

to business

activities at

our locations

and / or those
of

third-party

suppliers

due

to

operating

an

enlarged

group

of

entities.

This

is

combined

with

the

increasingly
dynamic threat

environment, which

is intensified

by current

geopolitical factors

and evidenced

by the

increased
volumes and sophistication of cyberattacks

against financial institutions globally.

Cyberattacks on

third-party vendors

have affected

our operations

in the

past and

continue to

be a

source of

residual
risk to our business. No cyber events occurred in the first

quarter of 2024 related to our own infrastructure, or the
infrastructure of any third party, that

had material financial or operational

effects on us. We remain on heightened
alert to respond to and mitigate elevated cybersecurity and information security threats. Following a post-incident review

of

the

ION

XTP

ransomware

attack,

we

are

improving

our

frameworks

for

managing

third

parties

that
support

our

important

business

services

and

continue

with

actions

to

enhance

our

cyber-risk

assessments

and
controls over

third-party vendors.

We continue

to invest

in improving

our technology

infrastructure and

information
security governance to improve our defense,

detection and response capabilities

against cyberattacks.
In addition, we

are working to

enhance our operational

resilience to address

these heightened risks and

to meet
regulatory deadlines through 2026. We are implementing a global framework designed to drive enhancements in operational resilience

across all

business divisions

and relevant

jurisdictions, as

well as

working with

the third

parties,
including vendors,

that are of

critical importance

to our operations,

to assess their

operational resilience

against our
standards.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and security, and

records management. In

addition, new risks

continue to emerge,

such as those that

result
from the demand from

our clients for distributed

ledger technology, blockchain-based

assets and cryptocurrencies;
however,

we

currently

have

limited

exposure

to

such

risks,

and

relevant

control

frameworks

for

them

are
implemented and reviewed on a regular basis

as they evolve.
Competition to find new business

opportunities, products and services

across the financial services sector,

both for
firms and

for customers,

is increasing,

particularly during

periods of

market volatility

and economic

uncertainty.
Thus, suitability

risk, product

selection, cross-divisional

service offerings,

quality of

advice and

price transparency
remain areas of heightened focus for UBS and

for the industry as a whole.
Evolving

environmental,

social

and

governance

regulations

and

major

legislation,

such

as

the

Consumer

Duty
regulation in the United

Kingdom, the Swiss Financial

Services Act (FIDLEG) in

Switzerland, Regulation Best

Interest
(Reg BI) in the

US and the Markets

in Financial Instruments

Directive II (MiFID II)

in the EU, all significantly

affect the
industry and have required adjustments to

control processes.
Cross-border

risk

(including

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for
global

financial

institutions,

including

a

focus

on

market

access,

such

as

third-country

market

access

into

the
European Economic Area, and taxation of US persons. We maintain a series of controls designed to address these
risks, and we are increasing the number of controls

that are automated.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

26
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened

regulatory attention

continues. Money

laundering and

financial fraud
techniques are becoming increasingly sophisticated, including growing use of

AI, and geopolitical volatility makes
the sanctions landscape more

complex. The extensive and

continuously evolving sanctions arising

from the Russia–
Ukraine war require

constant attention to

prevent circumvention risks, while

the conflicts in

the Middle East may
increase terrorist financing

risks. An effective

financial crime prevention

program therefore remains

essential for us.
We are

focused on

strategic enhancements

to our

global anti-money-laundering

(AML), know-your-client

(KYC)
and

sanctions programs

to respond

to new

and existing

regulatory requirements

and

to respond

to developing
threats, as well as alignment of standards and

processes as Credit Suisse clients are migrated

to UBS platforms.
In the

US, UBS AG has

been subject to

a Consent Order

with the

Office of the

Comptroller of the

Currency (the
OCC)

since

May 2018

relating

to

our

US

branch

AML

and

KYC

programs.

In

response,

we

have

introduced
significant improvements

to our

framework for

the purpose

of

ensuring sustainable

remediation of

US-relevant
Bank Secrecy Act / AML issues across relevant

US legal entities.
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of

critical importance

to us.

We maintain

a

conduct risk

framework across

our activities,
which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.
In September

2022, the

US Securities

and Exchange

Commission (the

SEC) and

the Commodity

Futures Trading
Commission (the CFTC)

issued settlement

orders relating to

communications recordkeeping

requirements in

our US
broker-dealers

and

our

registered

swap

dealers.

In

response

to

identified

shortcomings,

we

are

continuing

to
implement a global remediation program.
Capital management
The disclosures in this section are provided for UBS AG on a consolidated basis and focus on key developments
during the reporting period and information in accordance

with the Basel III framework, as applicable to

Swiss
systemically relevant banks (SRBs). They should be read in conjunction with “Capital management” in the
“Capital, liquidity and funding, and balance

sheet” section of the UBS AG Annual

Report 2023, available under
“Annual reporting” at
ubs.com/investors
, which provides more information about relevant capital management objectives, planning and activities, as well

as the Swiss SRB total loss-absorbing capacity

framework, on a UBS AG
consolidated basis.
UBS AG

has

contributed a

significant portion

of capital

to, and

provides substantial

liquidity to,

its

subsidiaries.
Many

of

these

subsidiaries are

subject

to

regulations

requiring

compliance with

minimum

capital,

liquidity and
similar requirements.
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

27
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.74
1

48,464

5.00
1

53,930
Common equity tier 1 capital

10.44

34,329

3.50
2

37,751
of which: minimum capital

4.50

14,793

1.50

16,179
of which: buffer capital

5.50

18,080

2.00

21,572
of which: countercyclical buffer

0.44

1,456
Maximum additional tier 1 capital

4.30

14,135

1.50

16,179
of which: additional tier 1 capital

3.50

11,506

1.50

16,179
of which: additional tier 1 buffer capital

0.80

2,630
Eligible going concern capital
Total going concern capital

17.66

58,067

5.38

58,067
Common equity tier 1 capital

13.34

43,863

4.07

43,863
Total loss-absorbing additional tier 1 capital

4.32

14,204

1.32

14,204
of which: high-trigger loss-absorbing additional tier 1 capital

3.95

12,988

1.20

12,988
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.37

1,216

0.11

1,216
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

35,257

3.75

40,447
of which: base requirement including add-ons for market share and LRD

10.73
7

35,257

3.75
7

40,447
Eligible gone concern capital
Total gone concern loss-absorbing capacity

16.66

54,773

5.08

54,773
Total tier 2 capital

0.16

537

0.05

537
of which: non-Basel III-compliant tier 2 capital

0.16

537

0.05

537
TLAC-eligible unsecured debt

16.50

54,236

5.03

54,236
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.47

83,721

8.75

94,377
Eligible total loss-absorbing capacity

34.33

112,840

10.46

112,840
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

328,732
Leverage ratio denominator

1,078,591
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.5% consists

of a

1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25%

LRD add-on requirement

and a 0.25%

market share

add-on requirement based

on our

Swiss credit business.

3 Existing outstanding

low-trigger
additional tier 1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date.

As of their first call date, these instruments are eligible to meet the gone concern

requirements.

4 A maximum of

25% of the

gone concern requirements

can be met

with instruments that

have a remaining

maturity of between

one and two

years. Once at

least 75% of

the
minimum gone concern requirement

has been met with

instruments that have a remaining

maturity of greater than

two years, all

instruments that have a

remaining maturity of between one

and two years remain
eligible to be included in the total gone

concern capital.

5 From 1 January 2023, the

resolvability discount on the gone concern

capital requirements for systemically important banks (SIBs)

has been replaced with
reduced base gone

concern capital requirements

equivalent to 75%

of the total

going concern requirements

(excluding countercyclical buffer

requirements).

6 As of

July 2024, FINMA

will have the

authority to
impose a surcharge of up to 25% of the

total going concern capital requirements should

obstacles to an SIB’s resolvability

be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

UBS AG,

on

a

consolidated basis,

is

subject

to

the

going

and

gone

concern requirements

of

the

Swiss

Capital
Adequacy Ordinance

that include

the too-big-to-fail

(TBTF) provisions

applicable to

Swiss SRBs.

The table

above
provides the

risk-weighted asset

(RWA)- and leverage

ratio denominator

(LRD)-based requirements

and information
as of 31 March 2024.
UBS AG and UBS Switzerland AG are subject

to going and gone concern requirements

on a standalone basis.
Additional capital requirements for

UBS AG standalone under current requirements
Effective at the

time of

the merger with

Credit Suisse AG,

UBS AG

standalone will continue

to adhere to

capital
requirements

on

a

fully

applied

basis,

including

risk-weights

of

250%

and

400%

for

Swiss

and

foreign
participations, respectively,

and after the removal

of the regulatory

filter that had been

granted to Credit

Suisse AG
standalone prior to the merger.

A transition to the UBS

approach for the treatment

of Credit Suisse AG standalone
participations would have reduced CET1 capital

by around USD 9bn, using Credit

Suisse balances as of 31 March
2023.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

28
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of the UBS AG Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors
.

Swiss SRB going and gone concern information
USD m, except where indicated 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

58,067

56,628
Total tier 1 capital

58,067

56,628
Common equity tier 1 capital

43,863

44,130
Total loss-absorbing additional tier 1 capital

14,204

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

12,988

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,216

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,773

54,458
Total tier 2 capital

537

538
of which: non-Basel III-compliant tier 2 capital

537

538
TLAC-eligible unsecured debt

54,236

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

112,840

111,086
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

328,732

333,979
Leverage ratio denominator

1,078,591

1,104,408
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.7

17.0
of which: common equity tier 1 capital ratio

13.3

13.2
Gone concern loss-absorbing capacity ratio

16.7

16.3
Total loss-absorbing capacity ratio

34.3

33.3
Leverage ratios (%)
Going concern leverage ratio

5.4

5.1
of which: common equity tier 1 leverage ratio

4.1

4.0
Gone concern leverage ratio

5.1

4.9
Total loss-absorbing capacity leverage ratio

10.5

10.1
Total loss-absorbing capacity and movement

Total loss-absorbing capacity (TLAC) increased

by USD 1.8bn to USD 112.8bn in the first

quarter of 2024.
Going concern capital and movement
Going concern capital increased by USD 1.4bn to USD 58.1bn. Common equity tier 1 (CET1) capital decreased by
USD 0.3bn

to

USD 43.9bn, primarily

as

the

operating

profit

before

tax

of

USD 1.4bn

was

more

than

offset

by
negative effects from foreign currency

translation of USD 0.8bn, current tax expenses of USD 0.4bn and dividend
accruals of USD 0.4bn.
Loss-absorbing additional tier 1 (AT1) capital issued by the Group and on lent to UBS AG increased by

USD 1.7bn
to USD 14.2bn, mainly reflecting the issuance

of two AT1 capital instruments equivalent to

a total of USD 1.5bn.
Following the approval of a minimum amount of conversion capital by

UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023 are

now,
upon the occurrence

of a trigger

event or

a viability

event, subject

to conversion

into UBS Group

AG ordinary

shares
rather than a write-down.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

29
Gone concern loss-absorbing capacity and movement
Total

gone concern loss-absorbing capacity

increased by

USD 0.3bn to USD

54.8bn and included

USD 54.2bn of
TLAC-eligible unsecured debt instruments that were

issued by the Group

and on lent to

UBS AG. The increase of
USD 0.3bn

mainly

reflected

new

issuances

totaling

USD 5.4bn

equivalent

of

TLAC-eligible

unsecured

debt
instruments,

largely

offset

by

the

call

of

USD 2.1bn

equivalent

of

TLAC-eligible

unsecured

debt

instruments,

a
USD 1.9bn equivalent

of TLAC-eligible

unsecured debt

instrument that

ceased to

be eligible

as gone

concern capital
when UBS Group

AG issued a

notice of

redemption of the

instrument in

the first quarter

of 2024,

and negative
impacts from interest rate risk hedge, foreign currency translation and other effects.

›
Refer to “Bondholder information” at ubs.com/investors

for more information about the eligibility and key features
and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
The CET1 capital ratio increased to 13.3% from

13.2%, reflecting a USD 5.2bn decrease in RWA,

partly offset by
the aforementioned decrease in CET1 capital.

The CET1 leverage ratio increased to 4.1%

from 4.0%, largely due to a USD 25.8bn decrease

in the LRD.
The gone

concern loss-absorbing

capacity ratio

increased to

16.7% from

16.3%, mainly

due to

the aforementioned
decrease in RWA.

The gone concern leverage ratio increased to 5.1% from 4.9%,

mainly reflecting the aforementioned decrease in
the LRD.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.12.23

44,130
Operating profit / (loss) before tax

1,379
Current tax (expense) / benefit

(438)
Foreign currency translation effects, before tax

(757)
Other
1

(452)
Common equity tier 1 capital as of 31.3.24

43,863
Loss-absorbing additional tier 1 capital as of 31.12.23

12,498
Issuance of high-trigger loss-absorbing additional tier 1 capital

1,483
Interest rate risk hedge, foreign currency translation and other effects

223
Loss-absorbing additional tier 1 capital as of 31.3.24

14,204
Total going concern capital as of 31.12.23

56,628
Total going concern capital as of 31.3.24

58,067
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.23

538
Interest rate risk hedge, foreign currency translation and other effects

(1)
Tier 2 capital as of 31.3.24

537
TLAC-eligible unsecured debt as of 31.12.23

53,920
Issuance of TLAC-eligible unsecured debt

5,438
Call of TLAC-eligible unsecured debt

(3,970)
Interest rate risk hedge, foreign currency translation and other effects

(1,151)
TLAC-eligible unsecured debt as of 31.3.24

54,236
Total gone concern loss-absorbing capacity as of 31.12.23

54,458
Total gone concern loss-absorbing capacity as of 31.3.24

54,773
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.23

111,086
Total loss-absorbing capacity as of 31.3.24

112,840
1 Includes dividend accruals for the current year and movements related to other items.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

30
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.3.24 31.12.23
Total equity under IFRS Accounting Standards

55,363

55,569
Equity attributable to non-controlling interests

(317)

(335)
Defined benefit plans, net of tax

(367)

(336)
Deferred tax assets recognized for tax loss carry-forwards

(2,837)

(3,004)
Deferred tax assets for unused tax credits

(173)

(97)
Deferred tax assets on temporary differences, excess over threshold

(1,405)

(1,233)
Goodwill, net of tax
1

(5,738)

(5,750)
Intangible assets, net of tax

(135)

(146)
Expected losses on advanced internal ratings-based portfolio less provisions

(499)

(532)
Unrealized (gains) / losses from cash flow hedges, net of tax

3,368

2,961
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

289

313
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(53)

(63)
Prudential valuation adjustments

(183)

(177)
Accruals for dividends to shareholders for 2023

(3,000)

(3,000)
Other
2

(450)

(39)
Total common equity tier 1 capital

43,863

44,130
1 Includes goodwill related

to significant investments

in financial institutions of

USD 19m as of

31 March 2024

(USD 20m as of

31 December 2023)

presented on the balance

sheet line Investments in

associates.

2 Includes dividend accruals for the current year and other items.

Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 14bn

and our

CET1 capital

by USD

1.4bn as

of 31

March 2024

(31 December

2023: USD

15bn and

USD 1.5bn,
respectively)

and

decreased

our

CET1

capital

ratio

by

15

basis

points

(31

December

2023:

12

basis

points).
Conversely, a 10%

appreciation of the US dollar against other currencies would have decreased our RWA by USD
13bn

and

our

CET1

capital

by

USD

1.2bn

(31

December

2023:

USD

13bn

and

USD

1.4bn,

respectively)

and
increased our CET1 capital ratio by 14 basis points

(31 December 2023: 12 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 65bn as

of 31 March

2024 (31 December

2023: USD

69bn) and decreased

our CET1 leverage

ratio by 11

basis
points

(31

December

2023:

10

basis

points).

Conversely,

a

10%

appreciation

of

the

US

dollar

against

other
currencies would have decreased

our LRD by USD

59bn (31 December 2023: USD

62bn) and increased our

CET1
leverage ratio by 11 basis points (31 December

2023: 11 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS AG Annual Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information
Estimated effect on capital from litigation,

regulatory and similar matters subject to

provisions and contingent
liabilities
The estimated

loss in capital

that UBS AG

could incur

as a result

of the

risks associated

with the

matters is

described
in “Note 15 Provisions and contingent liabilities”

in the “Consolidated financial statements”

section of this report.
UBS AG has employed for this

purpose the advanced measurement approach

(AMA) methodology that UBS uses
when determining the capital requirements

associated with operational risks, based on

a 99.9% confidence level
over a

12-month horizon.

The methodology

takes into

consideration UBS

and industry

experience for

the AMA
operational risk categories to which those

matters correspond, as well as

the external environment affecting risks
of these types,

in isolation from

other areas. On

this basis, the

maximum loss in

capital that it

could incur over

a
12-month period

as a

result of

the risks

associated with

these operational

risk categories

has been

estimated at
USD 4.2bn as

of 31 March

2024. This

estimate is

not related

to and

does not

take into

account any

provisions
recognized for any of these matters and does not constitute a subjective assessment of the actual exposure in any of these matters.
›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

31
Risk-weighted assets

During the first

quarter of 2024,

RWA decreased by

USD 5.2bn to USD

328.7bn, driven by

decreases

of USD 7.3bn
resulting from asset size and other

movements

and USD 6.7bn resulting from currency effects, partly

offset by an
increase of USD 8.8bn from model updates and

methodology changes.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.23
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
RWA as of
31.3.24
Credit and counterparty credit risk
2

220.1

(6.4)

(0.6)

(6.9)

206.3
Non-counterparty-related risk
3

22.7

(0.4)

(0.2)

22.1
Market risk

14.7

4.6

(0.2)

19.1
Operational risk

76.5

4.8

81.3
Total

334.0

(6.7)

8.8

(7.3)

328.7
1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

2 Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking

book, and securitization exposures in the banking book.

3 Non-
counterparty-related risk includes deferred tax assets recognized for temporary differences, property,

equipment, software and other items.
Credit and counterparty credit risk
Credit and

counterparty credit

risk RWA

were USD 206.3bn

as of

31 March

2024. The

decrease of

USD 13.8bn
included a decrease related to currency effects

of USD 6.4bn.

Asset size and other movements resulted in

a USD 6.9bn decrease in RWA.

–
Group Items RWA decreased by USD 4.2bn,

mainly reflecting a decrease due to repayment

of funding by Credit
Suisse.

–
Global Wealth Management RWA decreased by

USD 2.0bn, mainly due to lower RWA from loans.

–
Investment Bank RWA decreased by USD 1.0bn,

mainly due to lower RWA from derivatives.
–
Personal & Corporate Banking RWA increased

by USD 0.4bn.
–
Non-core and Legacy RWA decreased by USD

0.1bn.

– Asset Management RWA decreased by USD 0.1bn.
Model updates and

methodology changes resulted in

an RWA decrease

of USD 0.6bn, mainly

reflecting an RWA
decrease of

USD 1.5bn related

to the

recalibration of

certain multipliers

as a

result of

improvements to

models,
partly

offset

by

RWA

increases

from

model

updates

related

to

income-producing

real

estate,

derivatives

and
securities financing transactions.
›
Refer to “Changes to segment reporting in 2024” in the “UBS business divisions and Group Items” section of the
UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors , and “Note 2
Segment reporting” in the “Consolidated financial statements” section of this report for more information about the realignment of the business divisions and the updates related to allocations from Group Treasury in the first
quarter of 2024
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information on a UBS Group AG consolidated basis

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risk
Market risk

RWA increased

by

USD

4.4bn

to USD 19.1bn

in

the first

quarter of

2024, driven

by

an

increase of
USD 4.6bn that stems from the integration of time

decay into regulatory VaR and stressed VaR for

derivatives with
optionality approved by the Swiss Financial

Market Supervisory Authority (FINMA),

which was partially offset by an
improvement in the

profit and loss

representation of derivatives

with multiple underlyings.

This impact was

partially
offset by a decrease

of USD 0.2bn from

asset size and other

movements in Global

Markets in the Investment

Bank.
The FINMA-agreed

temporary measure

that was

introduced in

the fourth

quarter of

2022, and

scheduled to

be
lifted with

the implementation

of the

aforementioned changes,

has not

yet been

removed.

The temporary

time
decay RWA buffer that was introduced in the

third quarter of 2021 has dropped

to an immaterial level.
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at

ubs.com/investors,

for more
information on a UBS Group AG consolidated basis
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

32
Operational risk
Operational

risk

RWA

increased

by

USD

4.8bn

to

USD 81.3bn,

driven

by

a

recalibration

of

the

advanced
measurement approach (AMA) model used for the

calculation of operational risk capital. Furthermore, in the first
quarter of

2024, we

updated the

methodology that

we use

to allocate

operational

risk RWA

to the

business divisions
and

Group Items.

The

updated allocation

reflects relative

changes in

financial metrics

and

operational losses

as
observed at year-end 2023.
›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors
, for information about the AMA model

Risk-weighted assets, by business division and Group Items
1
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
31.3.24
Credit and counterparty credit risk
2

69.0

72.3

2.4

57.3

1.4

3.9

206.3
Non-counterparty-related risk
3

5.5

1.7

0.5

3.7

0.0

10.7

22.1
Market risk

1.8

0.2

16.3

0.8

0.0

19.1
Operational risk

35.3

10.9

4.0

13.7

15.1

2.3

81.3
Total

111.6

85.0

6.9

90.9

17.4

16.9

328.7
31.12.23
Credit and counterparty credit risk
2

72.0

75.4

2.5

60.3

1.5

8.4

220.1
Non-counterparty-related risk
3

5.6

1.9

0.6

3.8

0.0

10.8

22.7
Market risk

1.6

0.1

11.5

1.6

0.0

14.7
Operational risk

30.2

10.3

3.8

13.1

15.8

3.3

76.5
Total

109.5

87.6

6.9

88.7

18.8

22.4

334.0
31.3.24 vs 31.12.23
Credit and counterparty credit risk
2

(3.0)

(3.1)

(0.1)

(3.1)

(0.1)

(4.5)

(13.9)
Non-counterparty-related risk
3

(0.1)

(0.2)

(0.1)

(0.1)

0.0

(0.1)

(0.6)
Market risk

0.2

0.1

4.8

(0.7)

0.0

4.4
Operational risk

5.0

0.6

0.2

0.5

(0.6)

(0.9)

4.8
Total

2.1

(2.6)

0.1

2.2

(1.5)

(5.5)

(5.2)
1 From the first quarter of 2024 onward, we

have started to further push out risk-weighted assets

from Group Items to the business divisions. Prior periods have been restated to reflect these changes. Refer to “Note 2
Segment reporting” in the “Consolidated financial

statements” section of this report for more

information about the realignment of

the business divisions.

2 Includes settlement risk, credit valuation adjustments,
equity and investments in funds exposures in the banking

book, and securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences
(31 March 2024: USD 11.3bn; 31 December 2023: USD 11.3bn), as well as property, equipment, software and other items (31 March 2024: USD 10.8bn; 31 December 2023: USD 11.4bn).

Leverage ratio denominator
During the first quarter of 2024,

the LRD decreased by USD 25.8bn to

USD 1,078.6bn, driven by currency effects
of USD 33.2bn,

partly offset by asset size and other movements

of USD 7.4bn.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

31.12.23
Currency

effects
Asset size and

other
LRD as of

31.3.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

878.2

(28.4)

(6.5)

843.3
Derivatives

94.0

(1.8)

9.0

101.3
Securities financing transactions

106.1

(2.2)

4.3

108.3
Off-balance sheet items

37.2

(0.9)

0.6

36.9
Deduction items

(11.1)

0.0

(0.1)

(11.2)
Total

1,104.4

(33.2)

7.4

1,078.6
1 The exposures exclude derivative financial

instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as

well as prime brokerage receivables
and financial assets at fair value not held for trading, both related to securities financing transactions.

These exposures are presented separately under Derivatives and Securities financing transactions in this table.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

33
The LRD movements described below exclude

currency effects.

On-balance sheet exposures (excluding derivatives and securities financing transactions) decreased by USD 6.5bn,
mainly due to lower

lending balances, including a reduction due

to repayment of funding by

Credit Suisse, partly
offset by higher trading portfolio assets, mainly

in the Investment Bank,

driven by higher inventory held to

hedge
client positions.
Derivative exposures increased by USD 9.0bn,

mainly driven by higher exposures in the Investment

Bank.
Securities financing

transactions increased by

USD 4.3bn, mainly

due to

client-driven increases in

the Investment
Bank, partly offset by roll-offs of excess

cash re-investments in Group Treasury.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

Leverage ratio denominator, by business division and Group Items
1
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

31.3.24
Total IFRS Accounting Standards assets

395.0

274.9

20.3

397.3

12.9

16.4

1,116.8
Difference in scope of consolidation

0.0

0.0

(16.6)

(0.1)

0.0

0.0

(16.7)
Less: derivatives and securities financing transactions

(41.9)

(26.1)

(0.1)

(178.2)

(9.0)

(1.5)

(256.8)
On-balance sheet exposures

353.2

248.8

3.6

218.9

3.9

15.0

843.3
Derivatives

7.4

3.2

0.0

88.7

1.1

0.9

101.3
Securities financing transactions

36.8

23.5

0.1

45.6

2.0

0.3

108.3
Off-balance sheet items

7.8

17.1

0.0

8.9

0.8

2.2

36.9
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.2)

(0.4)

0.0

(4.2)

(11.2)
Total

400.0

292.4

2.5

361.8

7.7

14.2

1,078.6
31.12.23
Total IFRS Accounting Standards assets

404.7

284.0

19.7

402.4

13.8

31.4

1,156.0
Difference in scope of consolidation

0.0

0.0

(16.0)

(0.2)

0.0

0.0

(16.1)
Less: derivatives and securities financing transactions

(39.4)

(24.1)

(0.1)

(186.1)

(9.9)

(2.3)

(261.8)
On-balance sheet exposures

365.4

259.9

3.6

216.2

4.0

29.1

878.2
Derivatives

6.1

1.9

0.0

84.1

1.4

0.5

94.0
Securities financing transactions

35.5

22.4

0.1

46.4

1.6

0.1

106.1
Off-balance sheet items

8.8

17.8

0.0

8.4

0.9

1.4

37.2
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.2)

(1.2)

(0.4)

0.0

(4.1)

(11.1)
Total

410.5

301.8

2.5

354.7

7.9

27.1

1,104.4
31.3.24 vs 31.12.23
Total IFRS Accounting Standards assets

(9.7)

(9.1)

0.6

(5.1)

(1.0)

(14.9)

(39.2)
Difference in scope of consolidation

0.0

0.0

(0.6)

0.0

0.0

0.0

(0.6)
Less: derivatives and securities financing transactions

(2.5)

(2.0)

0.0

7.9

0.9

0.7

5.0
On-balance sheet exposures

(12.2)

(11.1)

0.0

2.7

(0.1)

(14.2)

(34.9)
Derivatives

1.3

1.3

0.0

4.6

(0.3)

0.3

7.3
Securities financing transactions

1.3

1.1

0.0

(0.8)

0.3

0.2

2.1
Off-balance sheet items

(0.9)

(0.7)

0.6

(0.1)

0.8

(0.3)
Items deducted from Swiss SRB tier 1 capital

0.1

0.0

0.0

0.0

0.0

(0.1)

(0.1)
Total

(10.5)

(9.4)

0.0

7.2

(0.1)

(12.9)

(25.8)
1 From the first

quarter of 2024

onward, we have

started to further push

out LRD from Group

Items to the business

divisions. Prior

periods have been restated

to reflect these changes.

Refer to “Note 2

Segment
reporting” in the “Consolidated financial statements” section of this report for more information about the realignment of the business divisions.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

34
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and

funding management”

in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS AG

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

UBS AG’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
In

the

first

quarter

of

2024,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

consolidated
increased 1.7 percentage points to

191.4%. The movement in the quarterly

average LCR was driven by

a decrease
in net

cash outflows,

partly offset

by a

decrease in

high-quality liquid

assets (HQLA).

Average net

cash outflows
decreased by USD 3.0bn to USD 131.3bn, reflecting

higher net inflows from securities

financing transactions and
lower outflows from derivatives and

loan commitments, partly offset by

higher outflows from customer deposits.
Average

HQLA

decreased

by

USD 3.5bn

to

USD 251.0bn,

mainly

driven

by

lower

cash

available

due

to

higher
investments

in trading

portfolio assets

and a

decrease in

debt issued,

as well

as shifts

into non-HQLA

securities
financing

transactions. The

decrease

was

partly

offset

by

an

increase

in

cash

available

resulting

from

customer
deposits and loan repayments,

as well as a reduction in lending to Credit Suisse.
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the
UBS AG Annual Report 2023 for more information about the LCR on a UBS AG consolidated basis

Liquidity coverage ratio
USD bn, except where indicated Average 1Q24
1
Average 4Q23
1
High-quality liquid assets

251.0

254.5
Net cash outflows
2

131.3

134.3
Liquidity coverage ratio (%)
3

191.4

189.7
1 Calculated based on an average

of 61 data points in the

first quarter of 2024 and

63 data points in the fourth

quarter of 2023.

2 Represents the net cash outflows

expected over a stress period

of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of

31 March 2024,

the net

stable funding

ratio (the

NSFR) of

UBS AG consolidated

increased 2 percentage

points
to 121.6%.
Required stable

funding decreased

by USD 19.1bn

to USD 484.7bn,

mainly driven

by lower

lending assets,

primarily
reflecting negative currency

effects, and a reduction

in lending to Credit

Suisse. Available stable funding

decreased
by USD 13.3bn

to USD 589.3bn,

mainly driven

by lower

customer deposits,

predominantly due

to negative

currency
effects, and lower debt issued.
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the UBS
AG Annual Report 2023 for more information about the NSFR on a UBS AG consolidated basis
Net stable funding ratio
USD bn, except where indicated 31.3.24 31.12.23
Available stable funding 589.3 602.6
Required stable funding 484.7 503.8
Net stable funding ratio (%) 121.6 119.6

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

35
Balance sheet and off-balance sheet
Strategy, objectives and governance
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS AG

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information about the balance sheet and off-balance

sheet positions.
Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (31 March 2024 vs

31 December 2023)
Total

assets were

USD 1,116.8bn as of

31 March 2024,

a decrease

of USD 39.2bn compared

with 31 December
2023.
Lending assets decreased

by USD 28.7bn, mainly reflecting

negative currency effects

of approximately USD 16.6bn
and a reduction in lending to Credit Suisse. Cash

and balances at central banks decreased by USD 8.4bn,

primarily
due

to

currency

effects.

Derivatives

and

cash

collateral

receivables

on

derivative

instruments

decreased

by
USD 6.1bn,

mainly

in

Derivatives

&

Solutions

in

the

Investment

Bank,

primarily

reflecting

decreases

in

foreign
currency contracts, where

the contracts in

place at the

end of

March 2024

had lower values

compared with the
contracts

in

place

at

the

end

of

December

2023,

partly

offset

by

an

increase

in

cash

collateral

receivables

on
derivative instruments in Financing in the Investment

Bank, due to an increase in client-cleared transactions.
These decreases were partly offset by

a USD 5.2bn increase in trading

assets, primarily reflecting higher inventory
levels held

to hedge

client positions,

as well

as purchases

of government

and corporate

bonds in

Derivatives &
Solutions to facilitate client trading activity.
›
Refer to the “Consolidated financial statements” section of this report for more information

Assets
As of % change from
USD bn 31.3.24 31.12.23 31.12.23
Cash and balances at central banks

163.4

171.8

(5)
Lending
1

405.1

433.8

(7)
Securities financing transactions at amortized cost

73.4

74.1

(1)
Trading assets

140.3

135.1

4
Derivatives and cash collateral receivables on derivative instruments

157.9

164.0

(4)
Brokerage receivables

22.6

20.9

8
Other financial assets measured at amortized cost

52.6

54.3

(3)
Other financial assets measured at fair value
2

65.6

66.0

(1)
Non-financial assets

36.0

35.9

0
Total assets

1,116.8

1,156.0

(3)
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.
Balance sheet liabilities (31 March 2024

vs 31 December 2023)
Total liabilities were USD 1,061.4bn as

of 31 March 2024, a decrease of

USD 39.0bn compared with 31 December
2023.
Customer

deposits

decreased

by

USD 19.7bn,

predominantly

reflecting

currency

effects.

Derivatives

and

cash
collateral payables on derivative instruments

decreased by USD 18.0bn, mainly in

Derivatives & Solutions, primarily
reflecting decreases in foreign

currency contracts with

the same drivers as on

the asset side, and

a decrease in cash
collateral

payables

on

derivative

instruments

driven

by

decreases

in

derivative

financial

assets.

Debt

issued
designated at

fair value

and long-term

debt issued

measured at

amortized cost decreased

by USD 4.5bn, mainly
driven by net redemption of

debt issued designated at fair value

in Derivatives & Solutions. These

decreases were
partly offset by

a USD 3.9bn increase

in Brokerage payables,

mainly in Financing,

driven by a

decrease in netting
effects.
The “Liabilities,

by product and currency” table in this section

provides more information about funding

sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments
›
Refer to the “Consolidated financial statements” section of this report for more information

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

36
Liabilities and equity
As of

% change from
USD bn 31.3.24 31.12.23 31.12.23
Short-term borrowings
1,2

51.6

54.0

(4)
Securities financing transactions at amortized cost

6.8

5.8

18
Customer deposits

536.0

555.7

(4)
Funding from UBS Group AG measured at amortized cost

67.9

67.3

1
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

114.3

118.8

(4)
Trading liabilities

33.0

31.7

4
Derivatives and cash collateral payables on derivative instruments

157.6

175.6

(10)
Brokerage payables

46.2

42.3

9
Other financial liabilities measured at amortized cost

13.7

12.7

8
Other financial liabilities designated at fair value

26.8

27.4

(2)
Non-financial liabilities

7.5

9.2

(18)
Total liabilities

1,061.4

1,100.4

(4)
Share capital

0.4

0.4

0
Share premium

24.6

24.6

0
Retained earnings

29.2

28.2

4
Other comprehensive income
3

0.8

2.0

(59)
Total equity attributable to shareholders

55.0

55.2

0
Equity attributable to non-controlling interests

0.3

0.3

(5)
Total equity

55.4

55.6

0
Total liabilities and equity

1,116.8

1,156.0

(3)
1 Consists of

short-term debt issued

measured at amortized

cost and amounts

due to banks.

2 The

classification of debt

issued measured at

amortized cost

into short-term and

long-term is based

on original
contractual maturity and therefore

long-term debt also includes

debt with a remaining time

to maturity of less

than one year.

This classification does not

consider any early redemption

features.

3 Excludes other
comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (31 March 2024 vs 31 December 2023)
Equity attributable to shareholders decreased

by USD 188m to USD 55,046m as of 31

March 2024.
The decrease of

USD 188m was

mainly driven by

negative total comprehensive

income attributable to

shareholders
of USD 166m,

reflecting net

profit of

USD 1,006m and

negative other

comprehensive

income (OCI)

of USD 1,171m.
OCI

mainly included

negative

OCI

related to

foreign currency

translation

of

USD 744m

and

negative

cash flow
hedge OCI of USD 467m.
The 2023

dividend distribution to

UBS Group

AG reduced

equity attributable to

shareholders by

USD 3,000m in
the second quarter of 2024.

›
Refer to the “UBS AG consolidated performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23
Short-term borrowings 51.6 54.0 31.3 35.6 4.5 4.3 6.1 5.9
of which: amounts due to banks 19.2 16.7 9.0 8.1 4.1 3.9 1.2 0.7 of which: short-term debt issued
1,2
32.4 37.3 22.3 27.6 0.4 0.3 4.9 5.2
Securities financing transactions at amortized cost
6.8 5.8 6.1 5.1 0.0 0.0 0.3 0.3
Customer deposits 536.0 555.7 238.1 236.4 199.8 216.0 48.7 51.5 of which: demand deposits 137.3 146.2 37.6 36.8 54.4 61.5 23.3 24.7 of which: retail savings / deposits 144.9 152.7 29.6 28.9 111.1 119.2 4.1 4.5 of which: sweep deposits 37.6 41.0 37.6 41.0 0.0 0.0 0.0 0.0 of which: time deposits 216.2 215.8 133.3 129.6 34.2 35.4 21.2 22.3
Funding from UBS Group AG measured at amortized cost 67.9 67.3 46.8 44.6 1.6 2.0 17.4 18.9
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2
114.3 118.8 70.8 75.2 18.8 18.8 14.4 14.4
Trading liabilities 33.0 31.7 10.2 12.0 1.3 1.0 9.6 8.9
Derivatives and cash collateral payables on derivative instruments 157.6 175.6 129.8 146.7 3.8 4.1 14.2 15.2
Brokerage payables 46.2 42.3 35.4 31.4 0.5 0.7 2.8 2.4
Other financial liabilities measured at amortized cost

13.7 12.7 8.3 7.6 2.1 1.9 1.1 1.0
Other financial liabilities designated at fair value 26.8 27.4 3.6 5.7 0.1 0.1 4.5 4.1
Non-financial liabilities 7.5 9.2 3.0 2.4 1.4 2.0 2.1 2.5
Total liabilities 1,061.4 1,100.4 583.4 602.7 233.8 251.0 121.2 125.0
1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes,

and other money market paper.

2 The classification of debt issued measured at amortized cost into short-term and long-term is based

on original contractual maturity

and therefore long-term debt also

includes debt with a remaining

time to maturity of less

than one year.

This classification does not

consider any
early redemption features.

UBS AG first quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

37
Off-balance sheet (31 March 2024 vs

31 December 2023)
Guarantees decreased

by USD 2.6bn,

mainly driven by

a decrease

in sponsored

repo clearing

in Group

Treasury.
Irrevocable loan commitments

increased by USD 1.8bn, mainly

in the Investment

Bank. Committed unconditionally
revocable credit

lines decreased

by USD 5.3bn,

mainly driven

by a

decrease

in credit

lines provided

to clients

in
Global

Banking

in

the

Investment

Bank,

as

well

as

currency

effects.

Forward

starting

reverse

repurchase

and
securities borrowing

agreements decreased

by USD 1.6bn,

in Group

Treasury,

reflecting fluctuations

in levels

of
business division activity in short-dated securities

financing transactions.
Off-balance sheet
As of % change from
USD bn
31.3.24 31.12.23 31.12.23
Guarantees
1,2

28.9

31.5

(8)
Irrevocable loan commitments
1

45.8

44.0

4
Committed unconditionally revocable credit lines

42.1

47.4

(11)
Forward starting reverse repurchase and securities borrowing agreements

8.8

10.4

(15)
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS AG first quarter 2024 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS AG interim consolidated financial

statements (unaudited)
39
Income statement
40
Statement of comprehensive income
41
Balance sheet
42
Statement of changes in equity
43
Statement of cash flows
44
1

Basis of accounting
45
2
Segment reporting
46
3
Net interest income
47
4
Net fee and commission income
47
5
Other income
47
6

Personnel expenses
48
7

General and administrative expenses
48
8

Expected credit loss measurement
54
9
Fair value measurement
60
10
Derivative instruments
61
11

Other assets and liabilities
62
12
Funding from UBS Group AG measured at amortized cost
62
13
Debt issued designated at fair value
62
14
Debt issued measured at amortized cost

15

Provisions and contingent liabilities

UBS AG first quarter 2024 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

39
UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended
USD m Note 31.3.24 31.12.23 31.3.23
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 3

6,240

6,172

4,815
Interest expense from financial instruments measured at

amortized cost
3

(6,052)

(5,825)

(3,853)
Net interest income from financial instruments measured

at fair value through profit or loss and other
3

618

541

426
Net interest income 3

806

888

1,388
Other net income from financial instruments measured

at fair value through profit or loss

2,945

2,458

2,673
Fee and commission income 4

5,607

5,219

5,076
Fee and commission expense 4

(458)

(493)

(447)
Net fee and commission income 4

5,148

4,726

4,628
Other income 5

209

(58)

155
Total revenues

9,108

8,014

8,844
Credit loss expense / (release) 8

52

62

38
Personnel expenses 6

4,161

3,958

3,898
General and administrative expenses 7

2,985

3,108

2,983
Depreciation, amortization and impairment of non-financial

assets

531

553

469
Operating expenses

7,677

7,618

7,350
Operating profit / (loss) before tax

1,379

333

1,456
Tax expense / (benefit)

366

91

445
Net profit / (loss)

1,014

242

1,012
Net profit / (loss) attributable to non-controlling interests

8

7

8
Net profit / (loss) attributable to shareholders

1,006

235

1,004

UBS AG first quarter 2024 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

40
Statement of comprehensive income
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Comprehensive income attributable to shareholders
1
Net profit / (loss)

1,006

235

1,004
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

(1,565)

1,861

224
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

807

(930)

(126)
Foreign currency translation differences on foreign operations reclassified to the income statement

0

60

(1)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to

the income statement

1

(25)

(1)
Income tax relating to foreign currency translations, including the effect of net investment hedges

13

(15)

(2)
Subtotal foreign currency translation, net of tax

(744)

951

95
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

(1)

4

2
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0
Income tax relating to net unrealized gains / (losses)

0

0

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

(1)

4

2
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

(1,076)

1,599

387
Net (gains) / losses reclassified to the income statement from equity

492

504

349
Income tax relating to cash flow hedges

117

(395)

(130)
Subtotal cash flow hedges, net of tax

(467)

1,708

606
Cost of hedging
Cost of hedging, before tax

(6)

(24)

(5)
Income tax relating to cost of hedging

0

0

0
Subtotal cost of hedging, net of tax

(6)

(24)

(5)
Total other comprehensive income that may be reclassified to the income statement, net of tax

(1,219)

2,640

698
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

36

(129)

33
Income tax relating to defined benefit plans

(8)

16

4
Subtotal defined benefit plans, net of tax

28

(113)

38
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

19

(406)

69
Income tax relating to own credit on financial liabilities designated at fair value

0

0

(17)
Subtotal own credit on financial liabilities designated at

fair value, net of tax

19

(406)

51
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

47

(519)

89
Total other comprehensive income

(1,171)

2,120

787
Total comprehensive income attributable to shareholders

(166)

2,355

1,791
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

8

7

8
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(12)

12

5
Total comprehensive income attributable to non-controlling interests

(4)

19

13
Total comprehensive income

Net profit / (loss)

1,014

242

1,012
Other comprehensive income

(1,183)

2,132

792
of which: other comprehensive income that may be reclassified to the income statement

(1,219)

2,640

698
of which: other comprehensive income that will not be reclassified to the income statement

36

(507)

94
Total comprehensive income

(169)

2,375

1,804
1 Refer to the “UBS AG consolidated performance” section of this report for more information.

UBS AG first quarter 2024 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

41
Balance sheet
USD m Note 31.3.24 31.12.23
Assets
Cash and balances at central banks

163,378

171,806
Amounts due from banks

14,151

28,206
Receivables from securities financing transactions measured at amortized cost

73,403

74,128
Cash collateral receivables on derivative instruments 10

35,294

32,300
Loans and advances to customers 8

390,908

405,633
Other financial assets measured at amortized cost 11

52,551

54,334
Total financial assets measured at amortized cost

729,686

766,407
Financial assets at fair value held for trading 9

140,306

135,098
of which: assets pledged as collateral that may be sold or repledged by counterparties

45,533

44,524
Derivative financial instruments 9, 10

122,618

131,728
Brokerage receivables 9

22,650

20,883
Financial assets at fair value not held for trading 9

63,482

63,754
Total financial assets measured at fair value through profit or loss

349,055

351,463
Financial assets measured at fair value through other comprehensive income 9

2,078

2,233
Investments in associates

906

983
Property, equipment and software

10,510

11,044
Goodwill and intangible assets

6,237

6,265
Deferred tax assets

9,423

9,244
Other non-financial assets 11

8,911

8,377
Total assets

1,116,806

1,156,016
Liabilities
Amounts due to banks

19,157

16,720
Payables from securities financing transactions measured at amortized cost

6,824

5,782
Cash collateral payables on derivative instruments 10

31,914

34,886
Customer deposits

536,000

555,673
Funding from UBS Group AG measured at amortized cost 12

67,857

67,282
Debt issued measured at amortized cost 14

63,788

69,784
Other financial liabilities measured at amortized cost 11

13,742

12,713
Total financial liabilities measured at amortized cost

739,282

762,840
Financial liabilities at fair value held for trading 9

33,015

31,712
Derivative financial instruments 9, 10

125,639

140,707
Brokerage payables designated at fair value 9

46,249

42,275
Debt issued designated at fair value 9, 13

82,951

86,341
Other financial liabilities designated at fair value 9, 11

26,794

27,366
Total financial liabilities measured at fair value through profit or loss

314,648

328,401
Provisions 15

2,448

2,524
Other non-financial liabilities 11

5,064

6,682
Total liabilities

1,061,443

1,100,448
Equity
Share capital

386

386
Share premium

24,617

24,638
Retained earnings

29,228

28,235
Other comprehensive income recognized directly in equity, net of tax

815

1,974
Equity attributable to shareholders

55,046

55,234
Equity attributable to non-controlling interests

317

335
Total equity

55,363

55,569
Total liabilities and equity

1,116,806

1,156,016

UBS AG first quarter 2024 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

42
Statement of changes in equity
USD m
Share
capital and
share
premium
Retained

earnings
OCI recognized

directly in
equity,

net of tax
1
of which:

foreign
currency
translation
of which:
cash flow
hedges
Total equity

attributable to

shareholders
Balance as of 1 January 2024
2

25,024

28,235

1,974

4,947

(2,961)

55,234
Premium on shares issued and warrants exercised

0

0
Tax (expense) / benefit

5

5
Translation effects recognized directly in retained earnings

(60)

60

60

0
Share of changes in retained earnings of associates and

joint ventures

(1)

(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)

(26)

(26)
Total comprehensive income for the period

1,053

(1,219)

(744)

(467)

(166)
of which: net profit / (loss)

1,006

1,006
of which: OCI, net of tax

47

(1,219)

(744)

(467)

(1,171)
Balance as of 31 March 2024
2

25,003

29,228

815

4,203

(3,368)

55,046
Non-controlling interests as of 31 March 2024

317
Total equity as of 31 March 2024

55,363
Balance as of 1 January 2023
2

24,985

31,746

(133)

4,098

(4,234)

56,598
Premium on shares issued and warrants exercised

(5)
3

(5)
Tax (expense) / benefit

1

1
Translation effects recognized directly in retained earnings

24

(24)

(24)

0
Share of changes in retained earnings of associates and

joint ventures

0

0
New consolidations / (deconsolidations) and other increases

/ (decreases)

0

0
Total comprehensive income for the period

1,093

698

95

606

1,791
of which: net profit / (loss)

1,004

1,004
of which: OCI, net of tax

89

698

95

606

787
Balance as of 31 March 2023
2

24,982

32,863

541

4,193

(3,652)

58,386
Non-controlling interests as of 31 March 2023

352
Total equity as of 31 March 2023

58,738
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Includes decreases related to recharges
by UBS Group AG for share-based compensation awards granted to employees of UBS AG or its subsidiaries.

UBS AG first quarter 2024 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

43
Statement of cash flows
Year-to-date
USD m 31.3.24 31.3.23
Cash flow from / (used in) operating activities
Net profit / (loss)

1,014

1,012
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets

531

469
Credit loss expense / (release)

52

38
Share of net (profit) / loss of associates and joint ventures and impairment related to associates

(15)

(10)
Deferred tax expense / (benefit)

(72)

(37)
Net loss / (gain) from investing activities

105

(87)
Net loss / (gain) from financing activities

(2,371)

3,440
Other net adjustments
1

10,212

(806)
Net change in operating assets and liabilities:
1
Amounts due from banks and amounts due to banks

17,620

2

1,855
Receivables from securities financing transactions measured at amortized cost

(1,242)

7,827
Payables from securities financing transactions measured at amortized cost

74

5,666
Cash collateral on derivative instruments

(6,031)

(1,889)
Loans and advances to customers

(1,380)

(2,975)
Customer deposits

(3,041)

(22,064)
Financial assets and liabilities at fair value held for trading and derivative financial instruments

(12,477)

(6,183)
Brokerage receivables and payables

2,400

(4,618)
Financial assets at fair value not held for trading and other financial assets and liabilities

(534)

(7,663)
Provisions and other non-financial assets and liabilities

(1,728)

(1,251)
Income taxes paid, net of refunds

(479)

(523)
Net cash flow from / (used in) operating activities

2,638

(27,798)
Cash flow from / (used in) investing activities
Purchase of property, equipment and software

(292)

(330)
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income

550

10
Purchase of debt securities measured at amortized cost

(850)

(4,255)
Disposal and redemption of debt securities measured at amortized cost

2,002

2,225
Net cash flow from / (used in) investing activities

1,409

(2,350)
Cash flow from / (used in) financing activities
Net issuance (repayment) of short-term debt measured at amortized cost

(4,657)

(2,429)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3

29,798

27,237
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3

(28,918)

(23,175)
Inflows from securities financing transactions measured at amortized cost
4

1,000
Net cash flows from other financing activities

(128)

(120)
Net cash flow from / (used in) financing activities

(2,905)

1,513
Total cash flow
Cash and cash equivalents at the beginning of the period

190,469

195,200
Net cash flow from / (used in) operating, investing and financing activities

1,143

(28,635)
Effects of exchange rate differences on cash and cash equivalents
1

(7,708)

746
Cash and cash equivalents at the end of the period
5

183,903

167,311
of which: cash and balances at central banks
6

163,378

144,099
of which: amounts due from banks
6

12,836

13,311
of which: money market paper
6,7

7,689

9,901
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

9,596

7,064
Interest paid in cash

8,602

5,926
Dividends on equity investments, investment funds and associates received in cash
8

582

525
1 Foreign currency translation and foreign exchange effects on operating assets and liabilities and on cash and cash equivalents are presented within the Other net adjustments line. Does not include foreign currency hedge effects related to foreign exchange swaps.

2 Mainly reflects a reduction in lending to Credit Suisse.

3 Includes funding from UBS Group AG measured at amortized cost (recognized on the balance sheet in
Funding from UBS Group AG) and measured at fair value (recognized on the balance sheet in Other financial liabilities designated at fair value).

4 Reflects cash flows from securities financing transactions measured at amortized cost that use UBS debt instruments as the underlying.

5 USD 4,906m and USD 4,137m of Cash and cash equivalents (mainly reflected in Amounts due from banks) were restricted as of 31 March 2024 and 31 March 2023, respectively. The

amount as of 31 March 2024 includes

cash and cash equivalents pledged to the depositor

protection system in Switzerland, following new requirements that became effective
in the fourth quarter of 2023. Refer to “Note 22 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the UBS

AG Annual Report 2023 for more information.

6 Includes
only balances with

an original maturity

of three months

or less.

7 Money market

paper is included

in the balance

sheet under

Financial assets at

fair value not

held for trading

(31 March 2024: USD 6,854m;
31 March 2023: USD 9,644m),

Other financial assets

measured at amortized

cost (31 March 2024:

USD 170m; 31 March 2023:

USD 218m), Financial assets

measured at fair

value through

other comprehensive
income (31 March

2024: USD 420m;

31 March 2023:

USD 0m) and Financial

assets at

fair value

held for

trading (31 March

2024: USD 245m;

31 March 2023:

USD 39m).

8 Includes

dividends received

from
associates reported within Net cash flow from / (used in) investing activities.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

44
Notes to the UBS AG interim consolidated financial
statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG)
are prepared in

accordance with IFRS Accounting Standards,

as issued by

the International Accounting Standards
Board (the IASB),

and are

presented in

US dollars. These

interim financial statements

are prepared in

accordance
with IAS 34,
Interim Financial Reporting
.
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the UBS AG consolidated annual

financial statements for the period ended 31 December

2023,
except for the

changes described in

this Note and changes

in segment reporting

as set out in

Note 2. These interim
financial statements

are unaudited

and should

be read in

conjunction with UBS

AG’s audited

consolidated financial
statements in

the UBS AG

Annual Report

2023

and the

“Management report”

sections of

this report.

In the

opinion
of management, all necessary adjustments have been made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note

1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the UBS AG Annual Report 2023.
Amendments to IAS 12, Income Taxes
UBS AG

has

applied

for

the

purposes

of

these

financial

statements

the

exception

that

was

introduced

by

the
amendments to

IAS 12,
Income Taxes
, issued in

May 2023

in relation to

top-up taxes

on income

under Global

Anti-
Base Erosion

Rules that

have been

imposed under

legislation that

has been

enacted or

substantively enacted

to
implement the Pillar

Two model rules published by the

Organisation for Economic

Co-operation and Development.
The exception

requires that

deferred tax

assets and

deferred tax

liabilities be

neither recognized

nor disclosed

in
respect of such top-up taxes.
Other amendments to IFRS Accounting Standards
A number of

minor amendments to

IFRS Accounting Standards

became effective from

1 January 2024 and

have
had no material effect on UBS AG.
IFRS 18,
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued a new standard,

IFRS 18,
Presentation and Disclosure in Financial Statements,

which
replaces IAS 1,
Presentation of Financial Statements
. The main changes introduced by IFRS 18 relate

to:
– the structure of income statements;
–
new disclosure requirements for management

performance measures (MPMs); and
–
enhanced guidance on

aggregation / disaggregation of

information on the

face of financial

statements and in
the notes thereto.
IFRS 18 will

be effective

from 1 January

2027 and

will also

apply to

comparative information.

UBS AG will

first apply
these new

requirements in

the Annual

Report 2027

and, for

interim reporting,

in the

first quarter

2027 interim
report. UBS AG

is assessing

the impact

of the

new requirements

on its

reporting,

but expects

limited impact.

UBS AG
will take

the opportunity

to refine

the grouping

of items

in the

primary financial

statements and

in the

notes thereto
based on new principles of aggregation and

disaggregation in IFRS 18.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

45
Note 1

Basis of accounting (continued)
Currency translation rates
The following table shows the rates of the

main currencies used to translate the

financial information of UBS AG’s
operations with a functional currency other

than the US dollar into US dollars.
Closing exchange rate Average rate
1
As of For the quarter ended
31.3.24 31.12.23 31.3.23 31.3.24 31.12.23 31.3.23
1 CHF

1.11

1.19

1.09

1.13

1.14

1.08
1 EUR

1.08

1.10

1.08

1.08

1.09

1.08
1 GBP

1.26

1.28

1.23

1.26

1.26

1.22
100 JPY

0.66

0.71

0.75

0.67

0.68

0.75
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of
three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Note 2

Segment reporting
As part of the continued refinement of UBS AG’s reporting structure and organizational setup, in the first quarter
of

2024

certain

changes

to

Group

Treasury

allocations

were

made

with

an

impact

on

segment

reporting

for
UBS AG’s business divisions and Group Items.

Prior-period information has been adjusted

for comparability.

UBS AG has

allocated to the

business divisions nearly

all Group

Treasury costs that

historically were retained

and
reported in Group Items. Costs continued to be retained in Group Items include costs related to hedging and own
debt, and deferred tax asset funding costs. In parallel with these changes, UBS AG has increased the allocation of
balance sheet resources from Group Treasury

to the business divisions.
Following the

changes outlined

above, prior-period

information for

the first

quarter of

2023 has

been restated,
resulting in

decreases in Operating

profit / (loss)

before tax of

USD 4m for Global

Wealth Management, USD 1m
for Personal & Corporate Banking and

USD 11m for Group Items, and increases in

Operating profit / (loss) before
tax of

USD 1m for

Asset Management and

USD 16m for

the Investment Bank,

with no

change to Non-core

and
Legacy.
Prior-period information as

of 31 December

2023 has also

been restated, resulting

in increases

of Total

assets of
USD 35.6bn in Global Wealth Management,

USD 26.9bn in Personal & Corporate Banking and

USD 21.4bn in the
Investment Bank, with a corresponding decrease

of assets of USD 83.9bn in Group Items.
These changes had no effect on the reported

results or financial position of UBS AG.
›
Refer to the “Management report” sections of this report and the “Consolidated financial statements” section of the UBS AG Annual Report 2023 for more information about UBS AG’s business divisions

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

46
Note 2

Segment reporting (continued)
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group

Items UBS AG
For the quarter ended 31 March 2024
Net interest income

1,204

772

(14)

(797)

14

(374)

806
Non-interest income

3,714

606

523

3,184

7

268

8,302
Total revenues

4,918

1,378

509

2,388

21

(106)

9,108
Credit loss expense / (release)

9

10

0

32

0

1

52
Operating expenses

3,975

809

459

2,083

138

212

7,677
Operating profit / (loss) before tax

935

558

50

272

(118)

(319)

1,379
Tax expense / (benefit)

366
Net profit / (loss)

1,014
As of 31 March 2024
Total assets

395,038

274,923

20,262

397,277

12,858

16,447

1,116,806
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group
Items UBS AG
For the quarter ended 31 March 2023
1
Net interest income

1,488

704

(7)

(485)

14

(326)

1,388
Non-interest income

3,301

572

510

2,845

8

220

7,456
Total revenues

4,788

1,277

503

2,361

23

(107)

8,844
Credit loss expense / (release)

15

16

0

7

0

0

38
Operating expenses

3,578

665

408

1,883

699

117

7,350
Operating profit / (loss) before tax

1,195

596

95

471

(676)

(225)

1,456
Tax expense / (benefit)

445
Net profit / (loss)

1,012
As of 31 December 2023
1
Total assets

404,747

283,980

19,662

402,415

13,845

31,368

1,156,016
1 Comparative-period information has been restated for Group Treasury allocations.

Note 3

Net interest income
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Interest income from loans and deposits
1

5,438

5,409

4,145
Interest income from securities financing transactions measured at amortized cost
2

988

957

766
Interest income from other financial instruments measured

at amortized cost

323

326

259
Interest income from debt instruments measured at fair

value through other comprehensive income

27

28

23
Interest income from derivative instruments designated as cash flow hedges

(537)

(548)

(376)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income

6,240

6,172

4,815
Interest expense on loans and deposits
3

4,836

4,526

2,909
Interest expense on securities financing transactions measured at amortized cost
4

407

421

365
Interest expense on debt issued

787

855

555
Interest expense on lease liabilities

22

23

25
Total interest expense from financial instruments measured at amortized cost

6,052

5,825

3,853
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

188

347

962
Net interest income from financial instruments measured at fair value through profit or loss and other

618

541

426
Total net interest income

806

888

1,388
1 Consists of interest income from cash and balances

at central banks, amounts due from banks, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer
deposits, and

cash collateral

payables on

derivative instruments.

2 Includes interest

income on receivables

from securities financing

transactions and

negative interest, including

fees, on

payables from

securities
financing transactions.

3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG,

as well as negative interest on
cash and balances at central

banks, amounts due

from banks, and

cash collateral receivables

on derivative instruments.

4 Includes interest

expense on payables from

securities financing transactions

and negative
interest, including fees, on receivables from securities financing transactions.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

47
Note 4

Net fee and commission income
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Underwriting fees

224

213

149
M&A and corporate finance fees

234

195

178
Brokerage fees

1,019

858

880
Investment fund fees

1,201

1,180

1,178
Portfolio management and related services

2,456

2,304

2,210
Other

472

468

480
Total fee and commission income
1

5,607

5,219

5,076
of which: recurring

3,668

3,525

3,413
of which: transaction-based

1,915

1,666

1,639
of which: performance-based

24

28

24
Fee and commission expense

458

493

447
Net fee and commission income

5,148

4,726

4,628
1 Reflects third-party fee and commission income for

the first quarter of 2024 of USD 3,506m for

Global Wealth Management (fourth quarter of 2023:

USD 3,197m; first quarter of 2023: USD 3,145m),

USD 490m
for Personal & Corporate

Banking (fourth quarter of

2023: USD 459m; first quarter

of 2023: USD 449m),

USD 671m for Asset Management

(fourth quarter of 2023:

USD 684m; first quarter of

2023: USD 687m),
USD 940m for the Investment

Bank (fourth quarter of

2023: USD 876m; first quarter

of 2023: USD 791m), negative

USD 3m for Group Items

(fourth quarter of 2023:

USD 2m; first quarter of

2023: USD 3m) and
USD 3m for Non-core and Legacy (fourth quarter of 2023: USD 2m; first quarter of 2023: USD 0m).

Note 5

Other income
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1

(1)

20

2
Share of net profits of associates and joint ventures

15

(242)
2

10
Total

15

(222)

12
Income from properties
3

5

5

4
Income from shared services provided to UBS Group AG or its subsidiaries

169

140

118
Other

20

19

22
Total other income

209

(58)

155
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.

2 Includes a USD 255m share of proportionate impairment losses reflected in the SIX Group profit and loss, of which USD 191m reported in Personal and Corporate

Banking and USD 64m reported in Global Wealth Management.

3 Includes rent received from third parties.

Note 6

Personnel expenses
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Salaries and variable compensation
1

3,621

3,416

3,356
of which: variable compensation – financial advisors
2

1,267

1,176

1,111
Contractors

21

24

27
Social security

208

222

220
Post-employment benefit plans

186

133

174
Other personnel expenses

125

163

122
Total personnel expenses

4,161

3,958

3,898
1 Includes role-based

allowances.

2 Consists of

cash and deferred

compensation awards

and is based

on compensable revenues

and firm tenure

using a formulaic

approach. Also includes

expenses related to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

48
Note 7

General and administrative expenses
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Outsourcing costs

121

116

124
Technology costs

163

155

132
Consulting, legal and audit fees

202

220

108
Real estate and logistics costs

130

217

119
Market data services

106

103

99
Marketing and communication

66

86

34
Travel and entertainment

54

61

49
Litigation, regulatory and similar matters
1

8

32

721
Other

2,137

2,118

1,596
of which: shared services costs charged by UBS Group AG or its subsidiaries

1,933

1,795

1,385
Total general and administrative expenses

2,985

3,108

2,983
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15b for more information.

Note 8

Expected credit loss measurement
a) Credit loss expense / release

Total net credit

loss expenses

in the first

quarter of 2024

were USD 52m,

reflecting USD 1m

net credit loss

expenses
related to stage 1 and 2 positions and USD 51m

net credit loss expenses related to stage 3

positions.

Stage 1 and 2

net expenses included

scenario-related net releases of

USD 8m and net

expenses of USD 9m from
book quality and size changes.
Stage 3 net credit

loss expenses were USD 51m,

driven by net expenses

of USD 22m in the

Investment Bank and
USD 22m in Personal & Corporate Banking on

various corporate lending positions.

Credit loss expense / (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Non-core and
Legacy
Group

Items Total
For the quarter ended 31.3.24
Stages 1 and 2

2

(12)

0

10

0

1

1
Stage 3

7

22

0

22

0

0

51
Total credit loss expense / (release)

9

10

0

32

0

1

52
For the quarter ended 31.12.23
Stages 1 and 2

(7)

(7)

0

1

0

0

(14)
Stage 3

3

31

0

41

1

0

76
Total credit loss expense / (release)

(4)

24

0

42

1

0

62
For the quarter ended 31.3.23
Stages 1 and 2

15

15

0

(5)

0

0

26
Stage 3

0

0

0

12

0

0

12
Total credit loss expense / (release)

15

16

0

7

0

0

38

b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of the economic

and political conditions prevailing

in the first quarter of

2024 through a series of
governance meetings,

with input

and feedback

from UBS Risk

and Finance

experts across

the business

divisions and
regions.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

49
Note 8

Expected credit loss measurement (continued)
UBS kept

scenarios and

scenario weights

in line

with those

applied for

the 2023

annual reporting.

The baseline
scenario

was

updated

with

the

latest

macroeconomic

forecasts

as

of

31 March

2024.

The

assumptions

on

a
calendar-year basis are

included in the table

below and imply a

more optimistic outlook

for the US and Switzerland
for 2024. The outlook for the US for 2025 is

marginally less optimistic, while that

for Switzerland is unchanged.

The mild

debt crisis

scenario and

the stagflationary

geopolitical crisis

scenario were

updated based

on the

latest
market data, but the assumptions remained

broadly unchanged. Refer to the table below.
Post-model adjustments
Total

stage 1 and 2

allowances and provisions

amounted to USD 556m

as of

31 March 2024 and

included post-
model adjustments of USD 125m (31 December

2023: USD 133m). Post-model adjustments are intended to

cover
for uncertainty levels, including the geopolitical

situation.

Comparison of shock factors
Baseline
Key parameters 2023 2024 2025
Real GDP growth (annual percentage change)
US

2.5

2.3

1.4
Eurozone

0.5

0.6

1.2
Switzerland

0.8

1.3

1.5
Unemployment rate (%, annual average)
US

3.6

3.9

4.1
Eurozone

6.5

6.7

6.8
Switzerland

2.0

2.3

2.3
Fixed income: 10-year government bonds (%, Q4)
USD

3.9

4.1

4.1
EUR

2.0

2.2

2.2
CHF

0.7

0.7

0.7
Real estate (annual percentage change, Q4)

US

5.2

2.5

2.0
Eurozone

(1.0)

0.9

2.6
Switzerland

0.1

1.0

2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.3.24 31.12.23 31.3.23
Baseline

60.0

60.0

60.0
Mild debt crisis

15.0

15.0
–
Stagflationary geopolitical crisis

25.0

25.0

25.0
Global crisis

– –

15.0

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

50
Note 8

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.
USD m 31.3.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

163,378

163,361

17

0

(25)

0

(25)

0
Amounts due from banks
2

14,151

14,088

63

0

(7)

(7)

0

0
Receivables from securities financing transactions measured at amortized cost

73,403

73,403

0

0

(2)

(2)

0

0
Cash collateral receivables on derivative instruments

35,294

35,294

0

0

0

0

0

0
Loans and advances to customers

390,908

370,978

17,908

2,022

(936)

(165)

(171)

(599)
of which: Private clients with mortgages

165,559

155,129

9,617

813

(148)

(38)

(81)

(28)
of which: Real estate financing

50,512

46,668

3,830

13

(41)

(18)

(23)

(1)
of which: Large corporate clients

14,397

12,186

1,689

522

(269)

(34)

(34)

(201)
of which: SME clients

11,911

10,027

1,366

518

(255)

(33)

(19)

(203)
of which: Lombard

114,615

114,580

0

35

(19)

(5)

0

(14)
of which: Credit cards

1,840

1,402

399

38

(40)

(6)

(10)

(23)
of which: Commodity trade finance

3,202

3,180

11

11

(110)

(7)

0

(104)
Other financial assets measured at amortized cost

52,551

52,114

299

138

(90)

(17)

(5)

(68)
of which: Loans to financial advisors

2,615

2,430

70

115

(49)

(6)

(1)

(43)
Total financial assets measured at amortized cost

729,686

709,239

18,287

2,160

(1,059)

(191)

(202)

(667)
Financial assets measured at fair value through other comprehensive income

2,078

2,078

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

731,764

711,317

18,287

2,160

(1,059)

(191)

(202)

(667)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

30,594

29,900

597

96

(33)

(12)

(7)

(14)
of which: Large corporate clients

3,744

3,329

347

69

(7)

(3)

(2)

(3)
of which: SME clients

1,387

1,188

172

27

(4)

(1)

(1)

(2)
of which: Financial intermediaries and hedge funds

20,771

20,730

41

0

(11)

(8)

(3)

0
of which: Lombard

2,087

2,087

0

0

(4)

0

0

(4)
of which: Commodity trade finance

1,901

1,894

8

0

(1)

(1)

0

0
Irrevocable loan commitments

45,838

43,907

1,864

67

(98)

(59)

(37)

(2)
of which: Large corporate clients

26,533

24,890

1,598

46

(83)

(50)

(30)

(2)
Forward starting reverse repurchase and securities borrowing agreements

8,824

8,824

0

0

0

0

0

0
Unconditionally revocable loan commitments

42,102

40,465

1,573

64

(46)

(38)

(8)

0
of which: Real estate financing

6,716

6,299

417

0

(4)

(5)

1

0
of which: Large corporate clients

5,212

5,056

150

7

(7)

(5)

(2)

0
of which: SME clients

4,863

4,672

166

25

(19)

(16)

(3)

0
of which: Lombard

7,972

7,972

0

1

0

0

0

0
of which: Credit cards

10,049

9,560

485

4

(9)

(8)

(2)

0
of which: Commodity trade finance

438

438

0

0

0

0

0

0
Irrevocable committed prolongation of existing loans

3,522

3,512

7

3

(3)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines

130,879

126,609

4,041

230

(180)

(113)

(51)

(16)
Total allowances and provisions

(1,239)

(303)

(253)

(683)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes USD 0bn against Credit Suisse AG.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

51
Note 8

Expected credit loss measurement (continued)
USD m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

171,806

171,788

18

0

(26)

0

(26)

0
Amounts due from banks
2

28,206

28,191

14

0

(7)

(6)

(1)

0
Receivables from securities financing transactions measured at amortized cost

74,128

74,128

0

0

(2)

(2)

0

0
Cash collateral receivables on derivative instruments

32,300

32,300

0

0

0

0

0

0
Loans and advances to customers

405,633

385,493

18,131

2,009

(935)

(173)

(185)

(577)
of which: Private clients with mortgages

174,400

163,617

9,955

828

(156)

(39)

(89)

(28)
of which: Real estate financing

54,305

50,252

4,038

15

(46)

(20)

(25)

(1)
of which: Large corporate clients

14,431

12,594

1,331

506

(241)

(34)

(32)

(174)
of which: SME clients

12,694

10,662

1,524

508

(262)

(34)

(24)

(204)
of which: Lombard

117,924

117,874

0

50

(22)

(5)

0

(17)
of which: Credit cards

2,041

1,564

438

39

(42)

(6)

(11)

(24)
of which: Commodity trade finance

2,889

2,873

12

4

(119)

(7)

0

(111)
Other financial assets measured at amortized cost

54,334

53,882

312

141

(87)

(16)

(5)

(66)
of which: Loans to financial advisors

2,615

2,422

79

114

(49)

(4)

(1)

(44)
Total financial assets measured at amortized cost

766,407

745,782

18,475

2,150

(1,057)

(197)

(217)

(643)
Financial assets measured at fair value through other comprehensive income

2,233

2,233

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

768,640

748,015

18,475

2,150

(1,057)

(197)

(217)

(643)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

33,211

32,332

761

118

(40)

(14)

(7)

(19)
of which: Large corporate clients

3,624

3,051

486

87

(10)

(3)

(2)

(6)
of which: SME clients

1,506

1,299

177

31

(7)

(1)

(1)

(5)
of which: Financial intermediaries and hedge funds

22,549

22,504

46

0

(12)

(8)

(3)

0
of which: Lombard

3,009

3,009

0

0

(1)

0

0

(1)
of which: Commodity trade finance

1,811

1,803

8

0

(1)

(1)

0

0
Irrevocable loan commitments

44,018

42,085

1,878

56

(95)

(55)

(38)

(2)
of which: Large corporate clients

26,096

24,444

1,622

30

(76)

(45)

(28)

(2)
Forward starting reverse repurchase and securities borrowing agreements

10,373

10,373

0

0

0

0

0

0
Unconditionally revocable loan commitments

47,421

45,452

1,913

56

(49)

(39)

(10)

0
of which: Real estate financing

9,439

8,854

585

0

(4)

(3)

(1)

0
of which: Large corporate clients

5,110

4,951

151

8

(6)

(4)

(3)

0
of which: SME clients

5,408

5,188

191

29

(21)

(17)

(3)

0
of which: Lombard

8,964

8,964

0

1

0

0

0

0
of which: Credit cards

10,458

9,932

522

4

(10)

(8)

(2)

0
of which: Commodity trade finance

537

537

0

0

0

0

0

0
Irrevocable committed prolongation of existing loans

4,183

4,169

11

4

(4)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines

139,206

134,410

4,562

234

(188)

(111)

(56)

(21)
Total allowances and provisions

(1,244)

(308)

(272)

(664)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Includes USD 14.8bn against Credit Suisse AG.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

52
Note 8

Expected credit loss measurement (continued)
The table

below provides

information about

the ECL gross

exposure and

the ECL

coverage ratio

for UBS AG’s core
loan portfolios (i.e.,
Loans and advances to customers

and

Loans to financial advisors
) and relevant off-balance sheet
exposures.
Cash

and

balances

at

central

banks
,
Amounts

due

from

banks
,
Receivables

from

securities

financing
transactions
,
Cash collateral receivables on derivative instruments

and
Financial assets measured at fair value

through
other comprehensive income

are not

included

in the table

below, due

to their

lower sensitivity

to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
Coverage ratios for core loan portfolio
31.3.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

165,707

155,168

9,698

842

9

2

84

7

336
Real estate financing

50,552

46,686

3,852

14

8

4

59

8

482
Total real estate lending

216,260

201,854

13,550

856

9

3

77

7

338
Large corporate clients

14,667

12,221

1,723

723

184

28

197

49

2,778
SME clients

12,165

10,060

1,385

721

209

33

136

45

2,816
Total corporate lending

26,832

22,280

3,108

1,444

195

30

170

47

2,797
Lombard

114,634

114,585

0

49

2

0

0

0

2,836
Credit cards

1,879

1,408

410

61

211

41

256

89

3,802
Commodity trade finance

3,313

3,187

11

115

334

21

78

21

9,033
Other loans and advances to customers

28,926

27,830

1,001

96

19

9

39

10

2,630
Loans to financial advisors

2,664

2,435

71

157

186

23

160

27

2,716
Total other lending

151,416

149,445

1,493

478

18

3

105

4

4,369
Total
1

394,508

373,579

18,151

2,778

25

5

95

9

2,310
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

5,299

5,049

222

29

9

8

31

9

24
Real estate financing

8,015

7,573

442

0

5

7

0

5

0
Total real estate lending

13,315

12,622

664

29

6

7

0

6

23
Large corporate clients

35,528

33,312

2,095

121

27

17

163

26

399
SME clients

7,101

6,655

381

65

45

30

258

42

342
Total corporate lending

42,629

39,966

2,476

187

30

19

177

29

379
Lombard

11,941

11,940

0

1

4

1

0

1

0
Credit cards

10,049

9,560

485

4

9

8

34

9

0
Commodity trade finance

2,340

2,332

8

0

3

2

42

3

0
Financial intermediaries and hedge funds

24,192

23,934

258

0

5

4

134

5

0
Other off-balance sheet commitments

17,590

17,430

151

9

9

5

178

6

0
Total other lending

66,112

65,197

901

14

7

4

87

5

6,656
Total
2

122,055

117,785

4,041

230

15

10

126

13

717
Total on- and off-balance sheet
3

516,563

491,364

22,191

3,008

23

6

101

10

2,189
1 Includes Loans and advances to customers and Loans to financial advisors, which are presented on the balance sheet line Other assets measured at amortized cost.

2 Excludes Forward starting reverse repurchase
and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional)

and the related ECL coverage ratio (bps).

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

53
Note 8

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

174,555

163,656

10,044

856

9

2

88

7

326
Real estate financing

54,351

50,272

4,063

16

9

4

61

8

594
Total real estate lending

228,906

213,928

14,107

872

9

3

81

8

331
Large corporate clients

14,671

12,628

1,363

680

164

27

237

48

2,558
SME clients

12,956

10,696

1,548

712

202

32

155

47

2,861
Total corporate lending

27,627

23,324

2,911

1,392

182

29

193

48

2,714
Lombard

117,946

117,879

0

67

2

0

0

0

2,487
Credit cards

2,083

1,571

449

63

200

40

253

87

3,801
Commodity trade finance

3,008

2,881

12

115

394

25

62

25

9,676
Other loans and advances to customers

26,997

26,083

837

77

18

10

44

11

2,379
Loans to financial advisors

2,665

2,426

80

159

185

17

122

20

2,793
Total other lending

152,699

150,840

1,378

481

18

3

117

4

4,462
Total
1

409,232

388,092

18,396

2,744

24

5

101

9

2,263
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

6,801

6,560

226

15

8

7

29

8

40
Real estate financing

10,662

10,064

599

0

6

5

22

6

0
Total real estate lending

17,463

16,624

824

15

6

6

24

6

40
Large corporate clients

34,829

32,446

2,259

125

27

16

147

25

628
SME clients

7,872

7,337

456

80

47

29

230

41

626
Total corporate lending

42,702

39,782

2,715

205

30

18

161

28

627
Lombard

13,609

13,609

0

1

1

1

0

1

0
Credit cards

10,458

9,932

522

4

10

8

35

10

0
Commodity trade finance

2,354

2,346

8

0

4

4

36

4

0
Financial intermediaries and hedge funds

25,378

25,148

230

0

5

4

157

5

0
Other off-balance sheet commitments

16,869

16,596

264

9

12

5

170

8

0
Total other lending

68,668

67,630

1,024

14

7

4

97

6

5,921
Total
2

128,833

124,037

4,562

234

15

9

122

13

908
Total on- and off-balance sheet
3

538,065

512,129

22,958

2,978

22

6

105

10

2,157
1 Includes Loans and advances to customers and Loans to financial advisors, which are presented on the balance sheet line Other assets measured at amortized cost.

2 Excludes Forward starting reverse repurchase
and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional)

and the related ECL coverage ratio (bps).

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

54
Note 9

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the first three

months of 2024, assets and

liabilities that were transferred from

Level 2 to Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.
Determination of fair values from quoted market

prices or valuation techniques
1
31.3.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring

basis
Financial assets at fair value held for trading

114,661

24,286

1,359

140,306

115,345

17,936

1,817

135,098
of which: Equity instruments

102,112

341

178

102,631

99,510

721

140

100,372
of which: Government bills / bonds

5,814

2,581

1

8,395

6,843

2,195

14

9,052
of which: Investment fund units

5,679

1,290

36

7,005

8,008

1,082

9

9,098
of which: Corporate and municipal bonds

1,052

15,005

495

16,552

982

11,956

648

13,586
of which: Loans

0

4,931

551

5,483

0

1,870

904

2,775
of which: Asset-backed securities

4

139

97

240

3

111

101

215
Derivative financial instruments

1,120

120,184

1,314

122,618

593

129,871

1,264

131,728
of which: Foreign exchange

397

50,425

9

50,831

317

65,070

0

65,387
of which: Interest rate

0

34,660

274

34,934

0

35,028

284

35,311
of which: Equity / index

0

30,673

720

31,394

0

26,649

667

27,317
of which: Credit

0

1,678

308

1,985

0

1,452

301

1,752
of which: Commodities

0

2,676

1

2,677

0

1,627

12

1,639
Brokerage receivables

0

22,650

0

22,650

0

20,883

0

20,883
Financial assets at fair value not held for trading

30,429

28,622

4,430

63,482

29,529

30,124

4,101

63,754
of which: Financial assets for unit-linked investment contracts

16,395

18

0

16,413

15,814

0

0

15,814
of which: Corporate and municipal bonds

60

14,529

217

14,807

62

16,716

215

16,994
of which: Government bills / bonds

13,579

4,940

0

18,519

13,262

3,332

0

16,594
of which: Loans

0

3,581

1,317

4,898

0

4,172

1,254

5,426
of which: Securities financing transactions

0

5,256

53

5,310

0

5,541

4

5,545
of which: Auction rate securities

0

0

1,211

1,211

0

0

1,208

1,208
of which: Investment fund units

371

201

244

817

367

233

205

804
of which: Equity instruments

24

0

1,129

1,153

24

0

1,088

1,112
Financial assets measured at fair value through other

comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income

67

2,011

0

2,078

68

2,165

0

2,233
of which: Commercial paper and certificates of deposit

0

1,783

0

1,783

0

1,948

0

1,948
of which: Corporate and municipal bonds

67

179

0

246

68

207

0

276
Non-financial assets measured at fair value on a recurring

basis
Precious metals and other physical commodities

4,729

0

0

4,729

4,426

0

0

4,426
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2

0

0

16

16

0

0

17

17
Total assets measured at fair value

151,007

197,753

7,118

355,878

149,962

200,979

7,198

358,139

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

55
Note 9

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
31.3.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a

recurring basis
Financial liabilities at fair value held for trading 25,042 7,781 192 33,015 25,451 6,110 151 31,712 of which: Equity instruments

17,297

293

59

17,649

16,310

236

87

16,632
of which: Corporate and municipal bonds

34

6,175

128

6,337

28

4,893

58

4,979
of which: Government bills / bonds

6,538

1,035

0

7,574

8,320

806

0

9,126
of which: Investment fund units

1,172

216

3

1,391

794

117

4

915
Derivative financial instruments 961 120,203 4,475 125,639 716 136,833 3,158 140,707
of which: Foreign exchange

369

47,456

24

47,849

400

71,322

21

71,743
of which: Interest rate

0

31,766

195

31,961

0

32,656

107

32,763
of which: Equity / index

0

36,631

4,019

40,650

0

30,209

2,717

32,926
of which: Credit

0

1,912

206

2,118

0

1,341

273

1,614
of which: Commodities

0

2,368

20

2,387

0

1,271

20

1,291
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair

value
0 46,249 0 46,249 0 42,275 0 42,275
Debt issued designated at fair value 0 75,584 7,367 82,951 0 78,509 7,832 86,341
Other financial liabilities designated at fair value 0 24,717 2,076 26,794 0 25,069 2,297 27,366 of which: Financial liabilities related to unit-linked

investment contracts

0

16,543

0

16,543

0

15,922

0

15,922
of which: Securities financing transactions

0

4,897

0

4,897

0

6,927

0

6,927
of which: Funding from UBS Group AG

0

1,380

1,551

2,931

0

1,327

1,623

2,950
of which: Over-the-counter debt instruments and others

0

1,897

525

2,422

0

892

674

1,566
Total liabilities measured at fair value 26,004 274,534 14,111 314,648 26,167 288,796 13,438 328,401
1 Bifurcated embedded derivatives are presented on the

same balance sheet lines as their host

contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Reserve balance at the beginning of the period

397

389

422
Profit / (loss) deferred on new transactions

42

53

91
(Profit) / loss recognized in the income statement

(60)

(47)

(113)
Foreign currency translation

0

1

0
Reserve balance at the end of the period

379

397

399
The table below summarizes other valuation

adjustment reserves recognized on the balance sheet.
Other valuation adjustment reserves on the

balance sheet
As of
USD m 31.3.24 31.12.23
Own credit adjustments on financial liabilities designated at fair value

(288)

(312)
of which: debt issued designated at fair value

(152)

(208)
of which: other financial liabilities designated at fair value

(136)

(105)
Credit valuation adjustments
1

(32)

(37)
Funding and debit valuation adjustments

(78)

(82)
Other valuation adjustments

(714)

(730)
of which: liquidity

(297)

(308)
of which: model uncertainty

(417)

(423)
1 Amount does not include reserves against defaulted counterparties.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

56
Note 9

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
31 March 2024 and unobservable, and a range

of values for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of
UBS AG’s estimates

and assumptions,

but rather

the different

underlying characteristics

of the

relevant assets

and
liabilities

held by UBS

AG.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 20 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS AG Annual

Report 2023.
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
31.3.24 31.12.23
USD bn 31.3.24 31.12.23 31.3.24 31.12.23 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds 0.7 0.9 0.1 0.1
Relative value to
market comparable Bond price equivalent 8 100 86 9 114 93 points
Discounted expected
cash flows Discount margin 486 486 491 491
basis
points
Traded loans,

loans
measured at fair value, loan
commitments and
guarantees 2.1 2.3 0.0 0.0
Relative value to
market comparable Loan price equivalent 5 100 98 6 101 98 points
Discounted expected
cash flows Credit spread 275 275 275 200 275 252
basis
points
Market comparable
and securitization
model Credit spread 122 1,803 310 162 1,849 318
basis
points
Auction rate securities 1.2 1.2
Discounted expected
cash flows Credit spread 135 208 151 135 205 150
basis
points
Investment fund units
3
0.3 0.2 0.0 0.0
Relative value to
market comparable Net asset value
Equity instruments
3
1.3 1.2 0.1 0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
7.4 7.8
Other financial liabilities
designated at fair value 2.1 2.3
Discounted expected
cash flows Funding spread 106 201 51 201
basis
points
Derivative financial instruments
Interest rate 0.3 0.3 0.2 0.1 Option model Volatility of interest rates 77 87 84 112 basis
points
Credit 0.3 0.3 0.2 0.3
Discounted expected
cash flows
Credit spreads

7 304 1 306
basis
points
Bond price equivalent 1 106 2 242 points
Equity / index 0.7 0.7 4.0 2.7 Option model Equity dividend yields 0 14 0 14%
Volatility of equity stocks,
equity and other indices 4 103 4 104%
Equity-to-FX correlation

(20)
70

(40)
70%
Equity-to-equity
correlation 13 99 13 100%
1 The ranges of significant unobservable inputs are

represented in points, percentages and basis points.

Points are a percentage of par (e.g., 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of

the respective instruments. Weighted averages

are not provided for inputs related to Other

financial
liabilities designated at

fair value and

Derivative financial instruments,

as this would

not be meaningful.

3 The range

of inputs is

not disclosed, as

there is a

dispersion of values

given the diverse

nature of the
investments.

4 Debt issued designated at fair value primarily

consists of UBS AG structured notes,

which include variable maturity notes with various

equity and foreign exchange underlying risks,

as well as rates-
linked and credit-linked

notes, all of which have

embedded derivative parameters that

are considered to be unobservable.

The equivalent derivative

instrument parameters are presented

in the respective derivative
financial instruments lines in this table.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

57
Note 9

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies may exist

between Level 1 / 2 parameters and

Level 3 parameters (e.g.,
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
31.3.24 31.12.23
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value, loan commitments and guarantees

23

(24)

22

(29)
Securities financing transactions

32

(26)

24

(24)
Auction rate securities

39

(25)

67

(21)
Asset-backed securities

16

(21)

25

(22)
Equity instruments

193

(182)

189

(178)
Interest rate derivatives, net

26

(21)

27

(18)
Credit derivatives, net

2

(8)

2

(5)
Foreign exchange derivatives, net

3

(3)

5

(4)
Equity / index derivatives, net

473

(413)

358

(285)
Other

59

(75)

62

(62)
Total

866

(797)

781

(648)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2024.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

58
Note 9

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance at
the
beginning
of the
period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the three months ended 31 March 2024
2
Financial assets at fair value held for trading

1.8

(0.0)

(0.0)

0.2

(0.8)

0.4

(0.3)

0.1

(0.1)

(0.0)

1.4
of which: Equity instruments

0.1

0.0

0.0

0.0

(0.0)
0.0

(0.0)

0.1

(0.0)

(0.0)

0.2
of which: Corporate and municipal bonds

0.6

(0.0)

(0.0)

0.2

(0.2)
0.0 0.0

0.0

(0.0)

(0.0)

0.5
of which: Loans

0.9

0.0

0.0

0.0

(0.5)

0.4

(0.3)

0.1

(0.0)

(0.0)

0.6
Derivative financial instruments – assets

1.3

(0.0)

(0.1)
0.0 0.0

0.4

(0.3)

0.1

(0.1)

(0.0)

1.3
of which: Interest rate

0.3

0.1

0.1
0.0 0.0

0.0

(0.1)
0.0

(0.1)

0.0

0.3
of which: Equity / index

0.7

(0.1)

(0.1)
0.0 0.0

0.4

(0.2)

0.0

(0.0)

(0.0)

0.7
of which: Credit

0.3

(0.0)

(0.0)
0.0 0.0

0.0

(0.1)

0.1

(0.0)

(0.0)

0.3
Financial assets at fair value not held for trading

4.1

0.0

0.0

0.0

(0.0)

0.4

(0.1)
0.0

(0.0)

(0.0)

4.4
of which: Loans

1.3

0.0

0.0
0.0 0.0

0.2

(0.1)
0.0

(0.0)

(0.0)

1.3
of which: Auction rate securities

1.2

0.0

0.0
0.0 0.0 0.0 0.0 0.0 0.0 0.0

1.2
of which: Equity instruments

1.1

0.0

0.0

0.0

(0.0)

0.0

(0.0)
0.0 0.0

(0.0)

1.1
Derivative financial instruments – liabilities

3.2

0.5

0.4
0.0 0.0

1.7

(1.0)

0.2

(0.1)

(0.0)

4.5
of which: Interest rate

0.1

0.0

0.0
0.0 0.0

0.0

(0.0)

0.0

(0.0)

0.0

0.2
of which: Equity / index

2.7

0.5

0.4
0.0 0.0

1.7

(0.9)

0.2

(0.1)

(0.0)

4.0
of which: Credit

0.3

(0.0)

(0.0)
0.0 0.0

0.0

(0.1)

0.0

(0.0)

(0.0)

0.2
Debt issued designated at fair value

7.8

0.2

0.2
0.0 0.0

1.6

(0.8)

0.3

(1.6)

(0.1)

7.4
Other financial liabilities designated at fair value

2.3

(0.1)

(0.1)
0.0 0.0

0.1

(0.2)

0.0

(0.0)

(0.0)

2.1
For the three months ended 31 March 2023
Financial assets at fair value held for trading

1.5

0.1

0.1

0.1

(0.6)

0.1
0.0

0.1

(0.1)

0.0

1.1
of which: Investment fund units

0.1

(0.0)

(0.0)

0.0

(0.0)
0.0 0.0

0.0

(0.0)

0.0

0.0
of which: Corporate and municipal bonds

0.5

0.0

0.0

0.1

(0.2)
0.0 0.0

0.0

(0.0)

0.0

0.4
of which: Loans

0.6

0.0

0.0

0.0

(0.4)

0.1
0.0

0.0

(0.0)

(0.0)

0.3
Derivative financial instruments – assets

1.5

(0.1)

(0.1)
0.0 0.0

0.2

(0.1)

0.0

(0.1)

0.0

1.3
of which: Interest rate

0.5

(0.0)

(0.0)
0.0 0.0

0.0

(0.0)
0.0

(0.1)

(0.0)

0.4
of which: Equity / index

0.7

(0.1)

(0.1)
0.0 0.0

0.1

(0.1)

0.0

(0.0)

0.0

0.6
of which: Credit

0.3

0.0

0.0
0.0 0.0 0.0

(0.0)

0.0

(0.0)

0.0

0.3
Financial assets at fair value not held for trading

3.7

0.0

0.0

0.3

(0.2)
0.0 0.0

0.0

(0.0)

0.0

3.8
of which: Loans

0.7

0.0

0.0

0.1
0.0 0.0 0.0

0.0

(0.0)

(0.0)

0.8
of which: Auction rate securities

1.3

0.0

0.0
0.0

(0.0)
0.0 0.0 0.0 0.0 0.0

1.3
of which: Equity instruments

0.8

0.0

0.0

0.1

(0.1)
0.0 0.0

0.0
0.0

0.0

0.9
Derivative financial instruments – liabilities

1.7

0.1

0.1
0.0 0.0

0.4

(0.2)

0.0

0.1

0.0

2.1
of which: Interest rate

0.1

(0.0)

(0.0)
0.0 0.0

0.1

(0.0)
0.0

0.2

(0.0)

0.4
of which: Equity / index

1.2

0.1

0.1
0.0 0.0

0.2

(0.1)

0.0

(0.0)

0.0

1.4
of which: Credit

0.3

(0.0)

(0.0)
0.0 0.0

0.0

0.0

0.0

(0.0)

0.0

0.3
Debt issued designated at fair value

9.2

0.3

0.3
0.0 0.0

1.3

(1.3)

0.3

(0.7)

0.0

9.1
Other financial liabilities designated at fair value

2.0

0.1

0.1
0.0 0.0

0.1

(0.0)
0.0

(0.2)

(0.0)

1.9
1 Net gains / losses included in

comprehensive income are recognized in

Net interest income and Other net

income from financial instruments measured

at fair value through profit

or loss in the Income statement,
and also in

Gains / (losses)

from own credit

on financial liabilities

designated at fair

value, before

tax in the

Statement of comprehensive

income.

2 Total

Level 3 assets

as of 31

March 2024

were USD 7.1bn
(31 December 2023: USD 7.2bn). Total Level 3 liabilities as of 31 March 2024 were USD 14.1bn (31 December 2023: USD 13.4bn).

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

59
Note 9

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 20

Fair value measurement” in the “Consolidated financial statements”
section of the UBS AG Annual Report 2023.
Financial instruments not measured at fair value
31.3.24 31.12.23
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks

163.4

163.4

171.8

171.8
Amounts due from banks

14.2

14.1

28.2

28.2
Receivables from securities financing transactions measured at amortized cost

73.4

73.4

74.1

74.1
Cash collateral receivables on derivative instruments

35.3

35.3

32.3

32.3
Loans and advances to customers

390.9

382.5

405.6

396.5
Other financial assets measured at amortized cost

52.6

50.5

54.3

54.1
Liabilities
Amounts due to banks

19.2

19.2

16.7

16.7
Payables from securities financing transactions measured at amortized cost

6.8

6.8

5.8

5.8
Cash collateral payables on derivative instruments

31.9

31.9

34.9

34.9
Customer deposits

536.0

537.0

555.7

556.6
Funding from UBS Group AG measured at amortized cost

67.9

69.4

67.3

67.7
Debt issued measured at amortized cost

63.8

63.9

69.8

69.8
Other financial liabilities measured at amortized cost
1

11.0

10.9

9.8

9.8
1 Excludes lease liabilities.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

60
Note 10

Derivative instruments
a) Derivative instruments
As of 31.3.24, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

34.9

32.0

2,552

15,769
Credit derivatives

2.0

2.1

111
Foreign exchange

50.8

47.8

6,730

223
Equity / index

31.4

40.7

1,324

85
Commodities

2.7

2.4

144

18
Other
3
0.8 0.7 152
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

122.6

125.6

11,014

16,096
Further netting potential not recognized on the balance

sheet
5

(109.6)

(114.3)
of which: netting of recognized financial liabilities / assets

(88.3)

(88.3)
of which: netting with collateral received / pledged

(21.2)

(26.0)
Total derivative financial instruments, after consideration of further netting potential

13.1

11.3
As of 31.12.23, USD bn
Derivative financial instruments
Interest rate

35.3

32.8

2,472

13,749
Credit derivatives

1.8

1.6

93
Foreign exchange

65.4

71.7

6,367

180
Equity / index

27.3

32.9

1,191

84
Commodities

1.6

1.3

129

16
Other
3
0.3 0.4 86
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

131.7

140.7

10,338

14,028
Further netting potential not recognized on the balance

sheet
5

(122.7)

(123.8)
of which: netting of recognized financial liabilities / assets

(99.3)

(99.3)
of which: netting with collateral received / pledged

(23.4)

(24.5)
Total derivative financial instruments, after consideration of further netting potential

9.1

16.9
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional values

of the netted derivative

financial instruments are still

presented on a gross

basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty

or an exchange. The fair

value of these derivatives is

presented on the balance sheet net of the corresponding

cash margin under Cash collateral receivables

on
derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.

3 Includes mainly Loan commitments measured at FVTPL, as well as unsettled purchases and sales of non-derivative financial instruments,

for which the changes in the fair value between

trade date and settlement date are recognized as derivative

financial instruments.

4 Financial assets and liabilities
are presented net on the balance sheet if UBS

AG has the unconditional and legally enforceable right

to offset the recognized amounts,

both in the normal course of business and

in the event of default, bankruptcy
or insolvency of UBS AG or its counterparties,

and intends either to settle on a net basis or to

realize the asset and settle the liability simultaneously.

5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where

not all criteria for a net

presentation on the balance sheet have

been met. Refer to “Note 21

Offsetting financial assets and financial

liabilities” in the “Consolidated
financial statements” section of the UBS AG Annual Report 2023 for more information.
b) Cash collateral on derivative instruments
USD bn
Receivables
31.3.24
Payables
31.3.24
Receivables
31.12.23
Payables
31.12.23
Cash collateral on derivative instruments, based on netting under IFRS Accounting

Standards
1

35.3

31.9

32.3

34.9
Further netting potential not recognized on the balance

sheet
2

(22.8)

(18.1)

(22.8)

(20.6)
of which: netting of recognized financial liabilities / assets

(20.7)

(16.1)

(20.4)

(17.2)
of which: netting with collateral received / pledged

(2.1)

(2.0)

(2.5)

(3.4)
Cash collateral on derivative instruments, after consideration of further netting potential

12.5

13.9

9.5

14.3
1 Financial assets and liabilities are

presented net on the balance

sheet if UBS AG has the

unconditional and legally enforceable right to

offset the recognized amounts,

both in the normal course

of business and in
the event of default, bankruptcy or insolvency of UBS AG or its counterparties,

and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2 Reflects the netting potential
in accordance with enforceable master

netting and similar arrangements

where not all criteria for

a net presentation on the

balance sheet have been

met. Refer to “Note 21

Offsetting financial assets and financial
liabilities” in the “Consolidated financial statements” section of the UBS AG Annual Report 2023 for more information.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

61
Note 11

Other assets and liabilities

a) Other financial assets measured at

amortized cost
USD m 31.3.24 31.12.23
Debt securities

41,264

43,245
Loans to financial advisors

2,615

2,615
Fee- and commission-related receivables

1,825

1,883
Finance lease receivables

1,361

1,427
Settlement and clearing accounts

307

311
Accrued interest income

1,860

2,004
Other
1

3,319

2,849
Total other financial assets measured at amortized cost

52,551

54,334
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
b) Other non-financial assets
USD m 31.3.24 31.12.23
Precious metals and other physical commodities

4,729

4,426
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

1,349

1,379
Prepaid expenses

1,062

1,062
VAT,

withholding tax and other tax receivables

965

746
Properties and other non-current assets held for sale

99

105
Other

707

660
Total other non-financial assets

8,911

8,377
1 Refer to Note 15 for more information.

c) Other financial liabilities measured at

amortized cost
USD m 31.3.24 31.12.23
Other accrued expenses

1,667

1,613
Accrued interest expenses

4,249

4,186
Settlement and clearing accounts

2,025

1,314
Lease liabilities

2,766

2,904
Other

3,035

2,695
Total other financial liabilities measured at amortized cost

13,742

12,713
d) Other financial liabilities designated at

fair value
USD m 31.3.24 31.12.23
Financial liabilities related to unit-linked investment contracts

16,543

15,922
Securities financing transactions

4,897

6,927
Over-the-counter debt instruments and other

2,422

1,566
Funding from UBS Group AG
1

2,931

2,950
Total other financial liabilities designated at fair value

26,794

27,366
1 The Funding from UBS Group AG consists

of subordinated debt of UBS AG and its subsidiaries

toward UBS Group AG. Subordinated

debt consists of unsecured debt obligations that are contractually subordinated
in right of payment to all other present and future non-subordinated obligations of the respective issuing entity.
e) Other non-financial liabilities
USD m 31.3.24 31.12.23
Compensation-related liabilities

2,834

4,526

of which: net defined benefit liability

471

487
Current tax liabilities

908

932
Deferred tax liabilities

174

162
VAT,

withholding tax and other tax payables

606

712
Deferred income

313

276
Other

230

74
Total other non-financial liabilities

5,064

6,682

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

62
Note 12

Funding from UBS Group AG measured

at amortized cost
USD m 31.3.24 31.12.23
Debt contributing to total loss-absorbing capacity (TLAC)

51,478

51,102
Debt eligible as high-trigger loss-absorbing additional tier

1 capital instruments

12,988

11,286
Debt eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,216

1,212
Other
1

2,175

3,682
Total funding from UBS Group AG measured at amortized cost
2,3

67,857

67,282
1 Includes debt not eligible as TLAC having

a residual maturity of less than one year and

high-trigger loss-absorbing additional tier 1 capital instruments that ceased to be eligible when UBS Group AG

issued notice
of redemption.

2 Consists of subordinated debt of UBS

AG and its subsidiaries toward UBS Group AG. Subordinated debt consists of unsecured debt obligations that are contractually subordinated in right of payment
to all other present and future non-subordinated obligations of the respective issuing entity.

All instruments contributing to TLAC are subordinated since 1.1.2020.

3 UBS AG has also recognized funding from UBS
Group AG that is designated at fair value. Refer to Note 11d for more information.

Note 13

Debt issued designated at fair value
USD m 31.3.24 31.12.23
Issued debt instruments
Equity-linked
1

44,929

46,269
Rates-linked

16,059

16,880
Credit-linked

3,796

4,506
Fixed-rate

13,952

14,295
Commodity-linked

3,514

3,704
Other

700

687
Total debt issued designated at fair value
2

82,951

86,341
1 Includes investment fund unit-linked instruments issued.

2 As of 31 March 2024, 100% of Total debt issued designated at fair value was unsecured.

Note 14

Debt issued measured at amortized cost
USD m 31.3.24 31.12.23
Short-term debt
1

32,435

37,285
Senior unsecured debt

16,078

18,450
Covered bonds

2,513

1,006
Subordinated debt

3,019

3,008
of which: eligible as non-Basel III-compliant tier 2 capital instruments

537

538
Debt issued through the Swiss central mortgage institutions

9,743

10,035
Long-term debt
2

31,353

32,499
Total debt issued measured at amortized cost
3,4

63,788

69,784
1 Debt with an original contractual maturity of

less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one

year. The
classification of debt

issued into

short-term and long

-term does not

consider any early

redemption features.

3 Net of

bifurcated embedded derivatives,

the fair value

of which was

not material

for the

periods
presented.

4 Except for Covered bonds and Debt issued through the Swiss central mortgage institutions,

100% of the balance was unsecured as of 31 March 2024.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

63
Note 15

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.
USD m 31.3.24 31.12.23
Provisions other than provisions for expected credit losses

2,268

2,336
Provisions for expected credit losses
1

180

188
Total provisions

2,448

2,524
1 Refer to Note 8c for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

The table below presents additional information

for provisions other than provisions for

expected credit losses.
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2023

1,810

209

135

181

2,336
Increase in provisions recognized in the income statement

9

44

1

13

67
Release of provisions recognized in the income statement

(1)

(17)

0

(3)

(21)
Provisions used in conformity with designated purpose

(28)

(38)

(4)

(4)

(75)
Foreign currency translation and other movements

(34)

(2)

(6)

3

(39)
Balance as of 31 March 2024

1,756

196

126

190

2,268
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Consists of USD 137m of provisions for onerous contracts related to real estate as of 31 March 2024 (31 December 2023: USD
146m) and USD

59m of personnel-related

restructuring provisions as

of 31 March

2024 (31

December 2023:

USD 64m).

3 Mainly includes

provisions for reinstatement

costs with respect

to leased properties.

4 Mainly includes provisions related to employee benefits and operational risks.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

15b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

64
Note 15

Provisions and contingent liabilities

(continued)
b) Litigation, regulatory and similar matters
UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising
from disputes and

regulatory proceedings. As

a result, UBS

is involved in

various disputes and

legal proceedings,
including litigation, arbitration, and regulatory and criminal investigations. “UBS,” “we”

and “our”, for purposes
of this Note, refer to UBS AG and / or one or more

of its subsidiaries, as applicable.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict, particularly in the earlier stages of a case.

There are also situations where UBS may enter into

a settlement
agreement. This may occur in order to avoid

the expense, management distraction or reputational implications of continuing

to

contest

liability,

even

for

those

matters

for

which

UBS

believes

it

should

be

exonerated.

The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to

which provisions have

been established and other

contingent liabilities. UBS makes

provisions for
such matters brought

against it when,

in the

opinion of

management after seeking

legal advice, it

is more

likely
than not

that UBS

has a

present legal

or constructive obligation

as a

result of

past events,

it is

probable that

an
outflow of resources

will be required,

and the amount

can be reliably

estimated. Where these

factors are otherwise
satisfied, a

provision may

be established

for claims

that have

not yet

been asserted

against UBS,

but are

nevertheless
expected to be, based on UBS’s experience with similar

asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists
that is not

recognized even if an

outflow of resources is

probable. Accordingly, no provision is

established even if
the potential

outflow of

resources with

respect to

such matters

could be

significant. Developments relating

to a
matter that occur

after the relevant reporting

period, but prior

to the issuance

of financial statements,

which affect
management’s

assessment

of

the

provision

for

such

matter

(because,

for

example,

the

developments

provide
evidence of

conditions that

existed at

the end

of the

reporting period),

are adjusting

events after

the reporting
period under IAS 10 and must be recognized in

the financial statements for the reporting

period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers

to

be

material

and

others

that

management

believes

to

be

of

significance

to

UBS

due

to

potential
financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision
but

expect disclosure

of that

fact to

prejudice seriously

our position

with other

parties in

the matter

because it
would reveal the fact that UBS believes an outflow

of resources to be probable and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions”

table

in

Note

15a

above. It

is

not

practicable

to

provide

an

aggregate

estimate

of

liability

for

our
litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide
speculative legal assessments

as to claims

and proceedings that

involve unique fact

patterns or novel

legal theories,
that have

not yet

been initiated

or are

at early

stages of

adjudication, or

as to

which alleged

damages have

not
been quantified by

the claimants. Although

UBS therefore cannot

provide a numerical

estimate of the

future losses
that could arise from litigation,

regulatory and similar matters,

UBS believes that the aggregate amount

of possible
future losses from this class that are more than

remote substantially exceeds the level of

current provisions.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

65
Note 15

Provisions and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or

terminate licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

risk

of

loss

associated with

litigation, regulatory

and

similar matters

is

a

component of

operational risk

for
purposes of determining

capital requirements.

Information concerning

our capital requirements

and the calculation
of operational risk for this purpose is included

in the “Capital management” section

of this report.
Provisions for litigation, regulatory and similar matters

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-
core and
Legacy Group Items UBS AG
Balance as of 31 December 2023

1,220

156

12

286

4

132

1,810
Increase in provisions recognized in the income statement

9

0

0

0

0

0

9
Release of provisions recognized in the income statement

(1)

0

0

(1)

0

0

(1)
Provisions used in conformity with designated purpose

(16)

0

(12)

0

0

0

(28)
Foreign currency translation and other movements

(26)

(4)

0

(4)

0

0

(34)
Balance as of 31 March 2024

1,187

152

0

282

4

132

1,756
1 Provisions, if any,

for the matters described in

item 2 of this Note

are recorded in Global Wealth

Management, and provisions, if

any, for the

matters described in item 1

and 4 of this Note

are allocated between
Global Wealth Management and Personal & Corporate Banking. Provisions,

if any, for the matters described in item 3 are allocated between the Investment Bank and Group Items.
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by UBS and other financial institutions.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS

AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR

1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR

800m.

UBS
appealed the decision to the

French Supreme Court. The Supreme

Court rendered its judgment on

15 November
2023. It

upheld the

Court of

Appeal‘s decision regarding

unlawful solicitation and

aggravated laundering of

the
proceeds of tax fraud, but overturned the confiscation of EUR

1bn, the penalty of EUR 3.75m and the

EUR 800m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR 800m of civil damages

to UBS AG.
Our balance sheet at 31 March

2024 reflected a provision in an

amount that UBS believes to be

appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the
future

outflow of

resources in

respect of

such

matters cannot

be

determined with

certainty based

on

currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

66
Note 15

Provisions and contingent liabilities

(continued)
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS

AG, UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR 2.1bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD 2bn.

In 2014,

the US

Supreme Court

rejected the

BMIS Trustee’s

motion for

leave to

appeal decisions
dismissing all

claims except

those for

the recovery

of approximately

USD 125m of

payments alleged

to be

fraudulent
conveyances

and

preference

payments.

In

2016,

the

bankruptcy

court

dismissed

these

claims

against

the

UBS
entities. In 2019,

the Court of Appeals

reversed the dismissal of

the BMIS Trustee’s remaining

claims, and the US
Supreme Court

subsequently denied

a petition seeking

review of the

Court of Appeals’

decision. The case

has been
remanded to the Bankruptcy Court for further

proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses.
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in other jurisdictions against

UBS and other banks on

behalf of putative classes of

persons who engaged in foreign
currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with

the defendant banks

and persons who

transacted in foreign

exchange futures
contracts and options on such futures

under a settlement agreement that

provides for UBS to pay an

aggregate of
USD 141m and

provide cooperation

to the

settlement classes.

Certain class

members have

excluded themselves
from that

settlement

and have

filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging
violations of

US and

European competition laws

and unjust

enrichment. UBS

and the

other banks

have resolved
those individual matters.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In

2022, the

court denied

plaintiffs’ motion

for class

certification. In

March
2023, the court granted defendants’ summary

judgment motion, dismissing the case. Plaintiffs

have appealed.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

67
Note 15

Provisions and contingent liabilities

(continued)
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS

was granted conditional leniency or

conditional immunity from authorities
in certain jurisdictions,

including the Antitrust

Division of the DOJ

and the Swiss Competition

Commission (WEKO),
in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the

Secretariat of WEKO has asserted that UBS does

not qualify for full
immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through

various

means,

of

certain

benchmark

interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR,

CHF LIBOR,

GBP

LIBOR

and

seek

unspecified

compensatory

and

other

damages

under

varying

legal
theories.
USD LIBOR class

and individual

actions in

the US:
In 2013

and 2015,

the district

court in

the USD LIBOR

actions
dismissed, in whole or in

part, certain plaintiffs’ antitrust

claims, federal racketeering claims,

Commodity Exchange
Act claims, and state common law

claims, and again dismissed the

antitrust claims in 2016 following

an appeal. In
2021, the

Second Circuit affirmed

the district court’s

dismissal in part

and reversed in

part and remanded

to the
district

court

for

further

proceedings.

The

Second

Circuit,

among

other

things,

held

that

there

was

personal
jurisdiction over

UBS and

other foreign

defendants. Separately,

in 2018,

the Second

Circuit reversed

in part

the
district court’s

2015 decision

dismissing certain

individual plaintiffs’

claims and

certain of

these actions

are now
proceeding. In

April 2024,

UBS and

the remaining

defendants

in one

of the

putative class

actions, the

USD Exchange
action, reached a settlement in

principle, subject to court approval. The USD

Exchange action sought recovery on
behalf of persons

who transacted in Eurodollar

futures and options

on Eurodollar futures on

exchanges between
2005 and May 2010. In 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly

setting the USD LIBOR

rate and monopolized

the market for

LIBOR-based consumer loans

and
credit cards.

In September

2022, the

court granted

defendants’ motion

to dismiss

the complaint

in its

entirety, while
allowing plaintiffs the opportunity to file an amended complaint. Plaintiffs filed an amended complaint in October
2022,

and

defendants

moved

to

dismiss

the

amended

complaint.

In

October

2023,

the

court

dismissed

the
amended complaint with prejudice. In January

2024, plaintiffs appealed the dismissal to the Ninth

Circuit Court of
Appeals. Defendants filed their response

to the appeal in March 2024.
Other benchmark class actions in the US:

Yen

LIBOR / Euroyen TIBOR

– In 2017, the court dismissed one Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In

2020, the appeals

court reversed the

dismissal and, subsequently, plaintiffs

in that action

filed
an amended complaint

focused on Yen

LIBOR. In 2022,

the court granted

UBS’s motion for

reconsideration and
dismissed the case against UBS. The dismissal of the case against UBS could be appealed following the disposition
of the case against the remaining defendant in the

district court.

CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing

grounds and failure to state a

claim.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

2019.

Plaintiffs
appealed. In

2021, the

Second Circuit

granted the

parties’ joint

motion to

vacate the

dismissal and

remand the

case
for further

proceedings. Plaintiffs

filed a

third amended

complaint in

November 2022

and defendants

moved to
dismiss the amended complaint in January

2023.
EURIBOR

–

In

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the

case

as

to

UBS

and

certain

other

foreign
defendants for lack of personal jurisdiction.

Plaintiffs have appealed.

GBP LIBOR

– The court dismissed the GBP LIBOR action

in 2019. Plaintiffs have appealed.

UBS AG first quarter 2024 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

68
Note 15

Provisions and contingent liabilities

(continued)
Government bonds:

Putative class actions

have been filed

since 2015 in

US federal courts

against UBS and

other
banks

on

behalf

of

persons

who

participated

in

markets

for

US

Treasury

securities

since

2007.

A

consolidated
complaint was filed in 2017 in the US District Court

for the Southern District of New York alleging that the banks colluded with

respect to,

and manipulated

prices of,

US Treasury

securities sold

at auction

and in

the secondary
market and

asserting claims under

the antitrust

laws and

for unjust

enrichment. Defendants’ motions

to dismiss
the consolidated complaint

were granted in 2021.

Plaintiffs filed an amended

complaint, which defendants

moved
to dismiss later

in 2021.

In March 2022,

the court granted

defendants’ motion to

dismiss that complaint,

and in
February

2024,

the

Second

Circuit

affirmed

the

district

court’s

dismissal.

Similar

class

actions

have

been

filed
concerning European government bonds and

other government bonds.
In

2021,

the

European Commission

issued

a

decision finding

that

UBS

and

six

other

banks

breached European
Union antitrust rules in 2007–2011

relating to European government

bonds. The European Commission

fined UBS
EUR 172m. UBS is appealing the amount of the fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, our balance sheet

at 31 March 2024

reflected a provision in

an amount that UBS

believes to be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
4. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who

have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme

Court decision

has resulted, and

continues to

result, in a

number of

client requests

for UBS to

disclose
and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account

when assessing

these cases

include, among

other things,

the existence

of a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our balance

sheet at

31 March

2024 reflected

a provision

with respect

to matters

described in

this item 4

in an
amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client

requests and the

resolution thereof, factors that

are difficult to

predict and assess.

Hence, as in
the case of

other matters for which

we have established provisions,

the future outflow

of resources in

respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.

UBS AG first quarter 2024 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on
loans or credit facilities. At the end of each month,
any client that has logged on at least once in

that
month is determined to be “active” (a log-in

time
stamp is allocated to all business relationship numbers
or per legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

at least
once in that month is determined to be “active”

(a
log-in time stamp is allocated to all business
relationship numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

via the
mobile app at least once in that month is determined
to be “active” (a log-in time stamp is allocated

to all
business relationship numbers in a digital banking
contract).
This measure provides information about the
proportion of active Mobile Banking clients in the
total number of UBS clients (within the
aforementioned meaning) who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Fee and trading income for Corporate

&
Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of recurring net fee and
transaction-based income for Corporate &
Institutional Clients.
This measure provides information about the amount
of fee and trading income for Corporate

&
Institutional Clients.

UBS AG first quarter 2024 report |
Appendix

APM label
Calculation

Information content
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.

This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.

Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds, as

well as
money market funds), mandates and third-party life
insurance operated in Personal Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds, as well as money

market funds),
mandates and third-party life insurance operated in
Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

UBS AG first quarter 2024 report |
Appendix

APM label
Calculation

Information content
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and

outflows
of investment products during a specific period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of the
UBS Group first quarter 2024 report for more
information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of the
UBS Group first quarter 2024 report for more
information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity (%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.

UBS AG first quarter 2024 report |
Appendix

APM label
Calculation

Information content
Return on common equity tier 1
capital (%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of the
UBS Group first quarter 2024 report for more
information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period,

while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on attributed equity
(%)

Calculated as annualized underlying business

division
operating profit before tax (as defined above) divided
by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital (%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital,

while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.

Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

UBS AG first quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

Accounting Standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS AG first quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS AG first quarter 2024 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

AG

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

UBS

AG

(consolidated)
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management; corporate governance;

and financial information, including the financial

statements.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German (
“Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information.” Starting

with the

Annual Report

2022, printed

copies,

in any

language, of

the aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most

sections of the filing can be satisfied

by referring to the UBS AG Annual

Report.
However, there

is a

small amount

of additional

information in

Form 20-F

that is

not presented

elsewhere and

is
particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this

additional

disclosure.

Any
document that filed

with the SEC

is available on

the SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS AG first quarter 2024 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements,” including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual developments and results to differ materially from UBS’s expectations. In particular,

terrorist activity and conflicts

in the Middle East,
as well as the continuing Russia–Ukraine

war, may have significant impacts on global markets,

exacerbate global inflationary pressures, and slow

global growth.
In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement,

and lead

to shortages

of vital

commodities, including

energy
shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect
to the Russia–Ukraine war, coordinated successive

sets of sanctions on

Russia and Belarus,

and Russian and Belarusian

entities and nationals, and

the uncertainty
as to whether

the ongoing conflicts will

widen and intensify,

may continue to

have significant adverse effects

on the market and

macroeconomic conditions,
including in

ways that

cannot be

anticipated. UBS’s

acquisition of

the Credit

Suisse Group

has materially

changed our

outlook and

strategic direction

and
introduced new operational challenges. The integration

of the Credit Suisse entities into the UBS structure is expected to take between three and five years and
presents significant

risks, including

the risks that

UBS Group AG

may be unable

to achieve

the cost reductions

and other benefits

contemplated by

the transaction.
This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also

include, but are not limited to:

(i) the degree to which UBS is successful

in the execution of its

strategic plans, including its cost
reduction and efficiency initiatives

and its ability to manage

its levels of risk-weighted

assets (RWA) and leverage ratio

denominator (LRD), liquidity

coverage ratio
and other financial resources,

including changes in RWA assets

and liabilities arising from higher

market volatility and the size

of the combined Group; (ii) the
degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of
the acquisition of the Credit Suisse

Group; (iii) increased inflation and interest rate

volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in

which UBS operates or

to which it is

exposed, including movements

in securities prices or liquidity, credit spreads, currency

exchange rates,
deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of

UBS’s clients and
counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s
credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to

meet requirements

for debt

eligible for

total loss-absorbing

capacity (TLAC),

in particular

in light

of the

acquisition of

the Credit

Suisse Group;
(vi) changes in central

bank policies or

the implementation

of financial legislation

and regulation in

Switzerland, the

US, the UK,

the EU and

other financial

centers
that have imposed, or resulted

in, or may do so

in the future, more stringent

or entity-specific capital,

TLAC, leverage ratio, net

stable funding ratio, liquidity

and
funding

requirements,

heightened

operational

resilience

requirements,

incremental

tax

requirements,

additional

levies,

limitations

on

permitted

activities,
constraints on remuneration, constraints

on transfers of capital

and liquidity and sharing of

operational costs across the

Group or other measures, and the

effect
these will

or would

have on

UBS’s business

activities; (vii) UBS’s

ability to

successfully implement

resolvability and

related regulatory requirements

and the

potential
need to make further changes to the

legal structure or booking model of

UBS in response to legal and regulatory requirements

and any additional requirements
due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with
sanctions in a timely

manner and for the detection

and prevention of money

laundering to meet evolving

regulatory requirements and expectations,

in particular
in current geopolitical turmoil;

(ix) the uncertainty arising from domestic

stresses in certain major economies;

(x) changes in UBS’s competitive

position, including
whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of
business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible

constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of our RWA, including as a result of its acquisition of the Credit Suisse Group, as well as

the amount of capital available for return
to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in
UBS’s policies

and practices;

(xiv) UBS’s ability

to retain

and attract

the employees

necessary to

generate revenues

and to

manage, support

and control

its
businesses, which may be

affected by competitive factors;

(xv) changes in accounting

or tax standards or

policies, and determinations

or interpretations affecting
the

recognition

of

gain

or

loss,

the

valuation

of

goodwill,

the

recognition

of

deferred

tax

assets

and

other matters;

(xvi) UBS’s ability

to

implement new
technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service
providers, some of which may not be

regulated to the same extent; (xvii) limitations on the

effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling,

and of financial models

generally; (xviii) the occurrence of

operational failures, such as

fraud, misconduct, unauthorized
trading, financial crime, cyberattacks,

data leakage and systems failures,

the risk of which is increased

with cyberattack threats from both

nation states and non-
nation-state actors targeting

financial institutions; (xix) restrictions

on the ability of UBS

Group AG and UBS AG

to make payments or

distributions, including due
to restrictions on the ability of

its subsidiaries to make loans or distributions, directly

or indirectly,

or, in

the case of financial difficulties, due to

the exercise by
FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation
proceedings; (xx) the degree to which

changes in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s ability

to maintain its
stated capital return objective;

(xxi) uncertainty over the scope

of actions that may

be required by UBS, governments

and others for UBS to

achieve goals relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster
or other

business continuity

problem due

to a

hurricane, flood,

earthquake, terrorist

attack, war,

conflict (e.g.,

the Russia–Ukraine

war), pandemic,

security
breach, cyberattack, power

loss, telecommunications failure or

other natural or

man-made event, including

the ability to

function remotely during

long-term
disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups

and
their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level

of resulting impairments and write-downs, the effect of

the consummation of the integration on the operational results,

share price
and credit

rating of UBS

– delays,

difficulties, or

failure in

closing the transaction

may cause market

disruption and challenges

for UBS

to maintain

business,
contractual and operational relationships;

and (xxv) the effect that these or other

factors or unanticipated events,

including media reports and speculations,

may
have on our

reputation and the

additional consequences that this

may have on

our business and

performance. The sequence in

which the factors

above are
presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences.

Our business and financial performance could be
affected by other factors identified in our past and

future filings and reports, including those filed with the

US Securities and Exchange Commission (the SEC).
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG
and UBS AG Annual Reports

on Form 20- F for the year

ended 31 December 2023. UBS

is not under any obligation

to (and expressly disclaims any

obligation to)
update or alter its forward-looking statements, whether

as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

the

registration

statement

of

UBS

AG

on

Form

F-3
(Registration Number

333-263376), and

into

each prospectus

outstanding under

any

of the

foregoing registration
statements,

(2)

any

outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

that
incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with
the

SEC,

and

(3)

the

base

prospectus

of

Corporate

Asset

Backed

Corporation

(“CABCO”)

dated

June

23,

2004
(Registration Number 333-111572), the Form 8-K

of CABCO filed and

dated June 23, 2004

(SEC File Number 001-
13444), and the

Prospectus Supplements

relating to the

CABCO Series 2004-101

Trust dated May 10,

2004 and May
17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:

/s/ Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

______________
Name:

Steffen Henrich
Title:

Controller
Date:

May 7, 2024